REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 8, 2006

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza

Mesrutiyet Caddesi No.153

34430 Tepebasi

Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

Enclosures:          Consolidated financial statements prepared in accordance with IFRS for the nine month period ended September 30, 2006

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEET

As at 30 September 2006

(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

		30 September	31 December
	Note	2006	2005
Assets
Property, plant and equipment	10	1,870,537	2,142,710
Intangible assets	11	1,120,195	1,298,055
Investments in equity accounted investees	12	483,369	290,412
Other investments	13	32,950	29,395
Due from related parties	29	73,298	80,894
Other non-current assets		14,569	16,476
Deferred tax assets	14	1,154	2,940
Total non-current assets		3,596,072	3,860,882

Inventories		9,719	8,910
Other investments, including derivatives	13	76,325	23,287
Due from related parties	29	63,204	66,312
Trade receivables and accrued income	15	366,284	321,102
Other current assets	16	243,075	126,451
Cash and cash equivalents	17	985,071	808,153
Total current assets		1,743,678	1,354,215

Total assets		5,339,750	5,215,097

Equity
Share capital	18	1,636,204	1,438,966
Share premium	18	434	434
Reserves	18	(224,609)	84,590
Retained earnings	18	2,105,206	2,102,537
Total equity attributable to equity holders of the Company		3,517,235	3,626,527

Minority interest	18	69,435	63,794

Total equity		3,586,670	3,690,321

Liabilities
Loans and borrowings	20	102,547	79,165
Employee benefits	21	15,883	16,600
Other non-current liabilities		9,134	6,417
Deferred tax liabilities	14	194,246	89,964
Total non-current liabilities		321,810	192,146

Loans and borrowings	20	542,592	578,105
Income taxes payable	9	233,052	60,864
Trade and other payables	24	513,672	530,875
Due to related parties	29	6,333	6,180
Deferred income	22	112,130	123,613
Provisions	23	23,491	32,993
Total current liabilities		1,431,270	1,332,630

Total liabilities		1,753,080	1,524,776

Total equity and liabilities		5,339,750	5,215,097

The notes on pages 6 to 71 are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM INCOME STATEMENT

For the nine and three months ended 30 September 2006

(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

		Nine months ended		Three months ended
		30 September	30 September	30 September	30 September
	Note	2006	2005	2006	2005

Revenue	6	3,496,941	3,451,376	1,199,393	1,384,403
Direct cost of revenue		(1,965,853)	(2,029,541)	(651,501)	(771,121)
Gross profit		1,531,088	1,421,835	547,892	613,282

Other income		10,596	9,117	480	(619)
Selling and marketing expenses		(615,657)	(485,244)	(212,702)	(174,359)
Administrative expenses		(125,718)	(112,408)	(40,173)	(40,054)
Other expenses		(8,612)	(5,713)	(1,923)	(484)
Results from operating activities		791,697	827,587	293,574	397,766

Finance income	8	121,015	109,446	40,533	27,545
Finance expenses	8	(65,974)	(151,036)	42,782	(32,563)
Net finance costs		55,041	(41,590)	83,315	(5,018)

Share of profit of equity accounted investees		62,268	46,203	26,503	19,989
Profit before loss on net monetary position		909,006	832,200	403,392	412,737

Loss on net monetary position, net		—	(10,276)	—	(16,060)
Profit before income tax		909,006	821,924	403,392	396,677

Income tax expense	9	(361,249)	(275,589)	(108,922)	(123,695)
Profit for the period		547,757	546,335	294,470	272,982

Attributable to:
Equity holders of the Company		585,859	552,740	311,814	278,750
Minority interest		(38,102)	(6,405)	(17,344)	(5,768)
Profit for the period		547,757	546,335	294,470	272,982

Basic and diluted earnings per share (in full US Dollars)	19	0.266300	0.251245	0.141734	0.126705

The notes on pages 6 to 71 are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF RECOGNIZED INCOME AND EXPENSE

For the nine and three months ended 30 September 2006

(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

	Nine months ended		Three months ended
	30 September	30 September	30 September	30 September
	2006	2005	2006	2005

Effect of indexation for hyperinflation	—	2,521	—	91,441
Foreign exchange translation differences	(352,682)	(12,051)	188,159	(4,365)
Change in fair value of available-for-sale financial assets	(303)	644	(70)	644
Net income/(loss) recognized directly in equity	(352,985)	(8,886)	188,089	87,720

Profit for the period	547,757	546,335	294,470	272,982

Total recognized income for the period	194,772	537,449	482,559	360,702

Attributable to:
Equity holders of the Company	232,874	543,854	499,903	366,470
Minority interest	(38,102)	(6,405)	(17,344)	(5,768)
Total recognized income for the period	194,772	537,449	482,559	360,702

The notes on pages 6 to 71 are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

For the nine months ended 30 September 2006

(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

	Nine months ended 30 September
	2006	2005
Cash flows from operating activities
Profit for the period	547,757	546,335
Adjustments for:
Depreciation	397,280	394,884
Amortization of intangibles	167,881	164,203
Foreign exchange gain, net	12,764	10,276
Net finance costs	(60,832)	(48,660)
Income tax expense	361,249	275,589
Share of profit of equity accounted investees	(68,712)	(46,203)
Effect of indexation for hyperinflation	—	(38,416)
Change in minority interest	61,272	20,493
Translation reserve	(27,123)	—
Net gain/(loss) on remeasurement of investments	(2,579)	644
	1,388,957	1,279,145
Change in trade receivables	(76,447)	(100,116)
Change in due from related parties	25,424	33,218
Change in inventories	(1,733)	2,983
Change in other current assets	(132,787)	195,533
Change in trading securities	—	(1,788)
Change in other non-current assets	454	(3,600)
Change in due to related parties	794	(2,888)
Change in trade payables	60,007	(413,217)
Change in other current liabilities	(29,291)	(7,376)
Change in other non-current liabilities	3,382	(308)
Change in employee benefits	1,005	2,630
Change in provisions	(7,369)	(5,282)
	1,232,396	978,934
Interest paid	(44,265)	(80,523)
Income taxes paid	(62,755)	(99,991)
Net cash from operating activities	1,125,376	798,420

Cash flows from investing activities
Acquisition of property, plant and equipment	(291,207)	(499,480)
Acquisition of intangibles	(102,876)	(62,156)
Acquisition of equity accounted investees and other investments	(152,466)	—
Acquisition of minority shares	(17,529)	—
Interest received	109,383	107,376
Acquisition of available-for-sale financial assets	(52,617)	(12,667)
Proceeds from sale of available-for-sale financial assets	6,712	—
Acquisition of held-to-maturity investments	(6,015)	—
Proceeds from sale of held-to-maturity investments	9,218	45,431
Net cash used for investing activities	(497,397)	(421,496)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings	847,690	245,816
Repayment of borrowings and finance lease liabilities	(859,658)	(538,591)
Dividends paid	(342,166)	(182,176)
Net cash used in financing activities	(354,134)	(474,951)
Effects of foreign exchange rate fluctuations on balance sheet items	(84,163)	(11,729)
Net increase in cash and cash equivalents	189,682	(109,756)
Cash and cash equivalents at 1 January	808,153	764,931
Effect of exchange rate fluctuations on cash and cash equivalents	(12,764)	(10,276)
Cash and cash equivalents at 30 September	985,071	644,899

The notes on pages 6 to 71 are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at 30 September 2006 and for the nine and three months ended 30 September 2006 and 2005

(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

Notes to the consolidated interim financial statements

1.  Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and frees it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the License. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No 5369. As a result, starting from 30 June 2005, the Company pays the 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

Two significant founding shareholders, Sonera Holding BV and the Cukurova Group own approximately 37.1% and 27.1%, respectively, of the Company’s share capital, and are ultimate counterparties to a number of transactions that are discussed in the related party footnote. On 28 November 2005, upon completion of a series of transactions, Alfa Group acquired 13.2% indirect ownership in the Company through its Altimo subsidiary, one of Russia’s leading private telecommunications investors.

The consolidated interim financial statements of the Company as at 30 September 2006 and for the nine and three months ended 30 September 2006 and 2005 comprise the Company and its fifteen subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. The Company’s, subsidiaries’, associate’s and joint ventures’ separate interim financial statements are prepared as at 30 September 2006 and for the nine and three months ended 30 September 2006 and 2005.

2.  Basis of preparation

(a) Statement of compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and its interpretations adopted by the International Accounting Standards Board (IASB). The Group’s first consolidated interim financial statements were reported for the three months ended 31 March 2006. At interim financial statements prepared as at 30 September 2006, 30 June 2006 and 31 March 2006 International Financial Reporting Standard No. 1 (“IFRS 1”) “First-time Adoption of IFRS” has been applied.

An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in note 32. This note includes reconciliations of equity and income statement for comparative periods reported under generally accepted accounting principals in United States of America (“USGAAP”) (previous GAAP) to those reported for those periods under IFRSs.

The Group’s interim financial statements were authorized for issue by the Board of Directors on 8 November 2006.

(b) Basis of measurement

The accompanying consolidated interim financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in note 4.

Financial statements for the year ended 31 December 2005 were restated for the changes in the general purchasing power of the functional currency based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Three years inflation rate in Turkey was 36% as at 31 December 2005, based on the Turkish nation-wide wholesale price indices announced by the State Statistics Association (“SSA”). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

As hyperinflationary conditions in Turkey no longer existed starting from 1 January 2006, New Turkish Lira (“TRY”) has been treated as a more stable currency since that time and the financial statements of the Company and those of the subsidiaries located in Turkey and Turkish Republic of Northern Cyprus prepared in accordance with IFRSs are not required to be adjusted for hyperinflationary accounting.

(c) Functional and presentation currency

The consolidated interim financial statements are presented in US Dollars, rounded to the nearest thousand. Moreover, all financial information expressed in TRY, Euros (“EUR”) and Swedish Krona (“SEK”) have been rounded to the nearest thousand. The Company’s and its consolidated subsidiaries located in Turkey and Northern Cyprus functional currency is TRY. Functional currencies of Euroasia Telecommunications Holding BV (“Euroasia”) and LLC Astelit (“Astelit”) is Ukranian Hryvnia and functional currency of East Asian Consortium BV (“Eastasia”) is EUR.

(d) Use of estimates and judgments

The preparation of interim financial statements in conformity with International Accounting Standard No. 34 (“IAS 34”) “Interim Financial Reporting” requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Management discussed with the Audit Committee the development, selection and disclosure of the Company’s critical accounting policies and estimates and the application of these policies and estimates. Detailed analysis is provided with respect to accounting estimates and judgements of bad debts, useful life or expected pattern of consumption of the future economic benefits embodied in,depreciable assets below:

Key sources of estimation uncertainty

In note 25, detailed analysis is provided for the foreign exchange exposure of the Company and risks in relation to foreign exchange movements.

Critical accounting judgements in applying the Company’s accounting policies

Certain critical accounting judgments in applying the Company’s accounting policies are described below.

Trade and other receivables

The impairment losses in trade and other receivables are based on management’s evaluation of the volume of the receivables outstanding, past experience and general economic conditions.

Useful life of assets

The useful economic lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. Life of the License is based on duration of license agreement.

3.  Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated interim financial statements and in preparing an opening IFRS balance sheet as at 1 January 2005 for the purposes of the transition to IFRSs.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases.

(ii) Associates and joint ventures (equity accounted investees)

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and joint ventures are accounted for using the equity method (equity accounted investees). The consolidated interim financial statements include the Company’s share of the income and expenses of equity accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, carrying amount of that interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of an associate. The Company’s equity accounted investees are Fintur Holdings B.V. (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

(iii) Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated interim financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rate ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency, TRY, at the exchange rate ruling at that date. Foreign exchange differences arising on translation of foreign currency transactions are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments or a financial liability designated as a hedge of the net investment in a foreign operation.

(ii) Foreign operations

The assets and liabilities of foreign operations, including fair value adjustments arising on consolidation, are translated to US Dollars at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to US Dollars at rates approximating to the exchange rates ruling at the dates of the transactions. Since 1 January 2005, the Group’s date of transition to IFRS, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to profit or loss. Foreign exchange differences arising on retranslation are recognized directly in a separate component of equity.

The income and expenses of foreign operations in hyperinflationary economies are translated to US Dollars at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, its financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

(iii) Translation from functional to presentation currency

Items included in the financial statements of each company are measured using the currency of the primary economic environment in which the entities operate, normally, under their local currencies.

The consolidated interim financial statements are presented in US Dollars, which is the presentation currency of the Group. The Group uses US Dollars as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each balance sheet presented (including comparatives) are translated to US Dollars at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) in hyperinflationary economies are translated to US Dollars at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) in non-hyperinflationary economies are translated to US Dollars at rates approximating to exchange rates at the dates of the transactions.

Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

Prior to translating the financial statements in hyperinflationary economies, the financial statements, including comparatives, are restated to account for changes in the general purchasing power of the local currency. The resulting gain on net monetary position is recognized as a separate component of the income statement. The restatement is based on relevant price indices at the balance sheet date.

(iv) Net investment in foreign operations

Foreign exchange differences arising from the translation of the net investment in foreign operations are taken to translation reserve. They are transferred to the income statement upon disposal.

(c) Financial instruments

(i) Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group’s contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for finance income and expense is discussed in note 3(m).

Held-to-maturity investments

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

Investments at fair value through profit or loss

An instrument is classified as at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

(ii) Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading instruments.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in income statement.

(iii) Share capital

Ordinary shares

Incremental costs directly attributable to issue of ordinary shares and share options are recognised as a deduction from equity.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity.

(d) Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and impairment losses (see note 3(h)).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

(iii) Depreciation

Depreciation is recognized in the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated. The estimated useful lives for current and comparative periods are as follows:

Buildings	25 – 50 years
Network infrastructure	5 – 8 years
Equipment, fixtures and fittings	4 – 5 years
Motor vehicles	4 – 5 years
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reassessed at the reporting date. Estimates in respect of certain items of operational plant and equipment were revised in 2006.

(e) Intangible assets

Intangible assets acquired by the Group are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortisation (see below) and impairment losses (see note 3(h)).

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

(i) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure including expenditure on internally generated goodwill and brands, is expensed as incurred.

(ii) Amortization

Amortisation is recognized the income statement on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite from the date that they are available for use. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. The estimated useful lives for the current and comparative periods are as follows:

Computer software	3 – 8 years
GSM and other telecommunications license	4 – 25 years
Transmission lines	10 years
Central betting system operating right	4 – 5 years
Customer base	2 years

(f) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s balance sheet.

The Group adopted International Financial Reporting Interpretation Committee (“IFRIC”) 4, Determining whether an Arrangement Contains a Lease, which is mandatory for annual periods beginning on or after 1 January 2006, in its consolidated interim financial statements as at 30 September 2006.

(g) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. At 30 September 2006 and 31 December 2005, inventories consisted of simcards and scratch cards.

(h) Impairment

(i) Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Goodwill was tested for impairment at 1 January 2005, the date of transition to IFRS, even though no indication of impairment existed. As at 31 December 2005, the Company provided impairment for its only goodwill amounting to $803 with respect to acquisition of the remaining 30% shares of Mapco Internet ve Iletisim Hizmetleri Pazarlama AS (“Mapco”) in June 2003.

(i) Employee benefits

(i) Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause, or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum TRY 1,857 as at 30 September 2006 (equivalent to $1,240 at 30 September 2006) (31 December 2005: TRY 1,727 (equivalent to $1,154 at 30 September 2006)) per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated interim financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Group arising from the retirement of the employees. The calculation was based upon the retirement pay ceiling announced by the government.

(ii) Defined contribution plans

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred. The Company initiated a defined contribution retirement plan for all eligible employees during 2005. Besides, Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS (“Inteltek”) and Bilyoner Interaktif Hizmetler AS (“Bilyoner”), other consolidated subsidiaries, initiated a defined contribution retirement plan for all eligible employees during 2006. The assets of the plan are held separately from the interim financial statements of the Group. The Company, Inteltek and Bilyoner are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Company, Inteltek and Bilyoner with respect to the retirement plan is to make the specified contributions.

(j) Provisions

A provision is recognised in the balance sheet if the Group has a present legal or constructive obligation as a result of a past event that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

(k) Revenue

Communication fees include all types of postpaid revenues from incoming and outgoing calls, additional services and prepaid revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Instead, deferred revenue is recorded under current liabilities.

Commission fees mainly comprised of net takings earned to a maximum of 12% of gross takings, as a head agent of fixed odds betting games and 4.3% commission recognized based on the para-mutual and fixed odds betting games operated on Central Betting System. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the head agency agreement, Inteltek is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Simcard sales are recognized net of returns, discounts and rebates upon initial entry of a new subscriber into the GSM system only to the extent of direct costs. Excess simcard and prepaid simcard sales, if any, are deferred and amortized over the estimated effective subscriber life.

Call center revenues are recognized at the time the services are rendered.

(l) Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

(m) Finance income and expenses

Finance income comprises interest income on funds invested, dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, foreign currency gains, and gains on hedging instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method. Dividend income is recognised on the date that the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, dividends on preference shares classified as liabilities, foreign currency losses, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognised on financial assets, and losses on hedging instruments that are recognised in profit or loss. All borrowing costs are recognised in profit or loss using the effective interest method.

(n) Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(o) Income tax expense

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

Information as to the calculation of income tax expense in the income statement for the interim periods presented is included in note 9.

(p) Earnings per share

The Group presents basic earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group do not have any convertible notes or share options granted to employees.

(q) New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the period ended 30 September 2006, and have not been applied in preparing these consolidated financial statements:

•

IFRS 7 Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures require extensive disclosures about the significance of financial instruments for an entity’s financial position and performance, and qualitative and quantitative disclosures on the nature and extent of risks. IFRS 7 and amended IAS 1, which become mandatory for the Group’s 2007 financial statements, will require extensive additional disclosures with respect to Group’s financial instruments and share capital.

•

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies addresses the application of IAS 29 when an economy first becomes hyperinflationary and in particular the accounting for deferred tax. IFRIC 7, which becomes mandatory for the Group’s 2007 financial statements, is not expected to have any impact on the consolidated financial statements.

•

IFRIC 9 Reassessment of Embedded Derivatives requires that a reassessment of whether embedded derivative should be separated from the underlying host contract should be made only when there are changes to the contract. IFRIC 9, which becomes mandatory for the Group’s 2007 financial statements, is not expected to have any impact on the consolidated financial statements.

•

IFRIC 10 Interim Financial Reporting and Impairment prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. IFRIC 10 will become mandatory for the Group’s 2007 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the Group first applied the measurement criteria of IAS 36 and IAS 39 respectively (i.e., 1 January 2005). The adoption of IFRIC 10 is not expected to have any impact on the consolidated financial statements.

4. Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii) Intangible assets

The fair value of patents and trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned. The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii) Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventory.

(iv) Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price and over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(v) Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(vi) Derivatives

The fair value of forward exchange contracts and option contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(vii) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

5. Acquisitions of subsidiaries and minority interests

Business combination

During August 2006, the Company acquired 50% shares of A-Tel for a consideration of TRY 218,715 (equivalent to $146,093 and $150,000 at 30 September 2006 and 9 August 2006, respectively). The Company made the related payment on 9 August 2006 and the results of A-Tel’s operations have been included in the consolidated financial statements since that date. A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sale of campaigns and for subscriber activations. Since 1999, the business cooperation between the Company and A-Tel has provided important support to the Company’s sales and marketing activities. With the brand name Muhabbet Kart, A-Tel has proved success in a competitive environment through well structured campaigns. With the acquisition of 50% stake in A-Tel, management believes that the Company will be better positioned in the changing competitive environment and achieve increased benefits by optimizing sales and marketing efforts. A-Tel is a joint venture and its remaining 50% shares are held by Turkey’s Savings and Deposit Insurance Fund (the “SDIF”).

At 30 September 2006, management has not yet completed the evaluation of the fair value of identifiable assets and liabilities of A-Tel and its allocation of the purchase price. The Company has a period up to one year to complete purchase price allocation effective from August 2006, which is the date of acquisition. Therefore, final purchase accounting adjustments may differ from the Company’s initial estimates and the allocation of purchase price is subject to refinement. A-Tel is accounted for under equity method and results of the operations for the two months period ended 30 September 2006 are included in the accompanying interim consolidated financial statements using ownership rate of 50% as at and for the nine months ended 30 September 2006. Besides, during September 2006, A-Tel’s General Assembly decided to distribute dividends and accordingly the Company reduced the carrying value of its investment in A-Tel by the dividends declared of TRY 30,300 (equivalent to $20,239 at 30 September 2006). On 16 October 2006, such dividend is collected by the Company.

Acquisition of minority interests

In February 2006, the Company acquired an additional 15 percent interest in Eastasia for EUR 13,651 (equivalent to $14,170 at 30 September 2006) in cash, increasing its ownership from 85 to 100 percent. The Group recognised a decrease in minority interests of $16,624.

In June 2006, the Company acquired additional 0.22 percent interest in Euroasia for $550 in cash by direct acquisition of Eurocorp shares. In addition, in January, June and August 2006, the Company has made contributions to capital increase of  Euroasia for $30,600, $22,000, and $27,500, respectively.  As Eurocorp did not participate in these capital increases, ownership of the Company increased from 54.18% to 54.79%. The Group recognised a decrease in minority interests of $905.

In May 2006, the Company acquired an additional 40 percent interest in Interaktif Cocuk Programlari Yapimciligi ve Yayinciligi AS (“Digikids”) for no consideration, increasing its ownership from 60 to 100 percent. The Group does not recognise a decrease in minority interests because of its negative net assets.

6.  Revenue

Revenue for the nine and three months ended 30 September 2006 and 2005 comprised of the following:

	Nine months ended		Three months ended
	30 September	30 September	30 September	30 September
	2006	2005	2006	2005
Communication fees	3,277,834	3,282,997	1,119,000	1,322,101
Commission fees on betting business	133,485	77,776	45,672	28,782
Monthly fixed fees	41,756	42,236	14,485	14,691
Simcard sales	14,965	36,810	2,924	11,958
Call center revenues	7,005	7,870	2,481	3,586
Other revenues	21,896	3,687	14,831	3,285
	3,496,941	3,451,376	1,199,393	1,384,403

7.  Personnel Expenses

	Nine months ended		Three months ended
	30 September	30 September	30 September	30 September
	2006	2005	2006	2005
Wages and salaries*	195,772	168,473	62,598	58,744
Increase in liability for long-service leave	3,110	3,758	175	651
Contributions to defined contribution plans	758	—	221	—
	199,640	172,231	62,994	59,395

* Wages and salaries include compulsory social security contributions.

8.  Finance Income and Expense

Net finance income and expense for the nine and three months ended 30 September 2006 and 2005 comprised of the following:

	Nine months ended		Three months ended
	30 September	30 September	30 September	30 September
	2006	2005	2006	2005
Interest income	109,383	97,978	34,574	18,073
Premium income on options	8,586	—	3,466	—
Gain on financial assets	2,125	9,400	2,125	9,400
Other	921	2,068	368	72
Finance income	121,015	109,446	40,533	27,545

Interest expense	(50,151)	(58,718)	(16,031)	(18,884)
Loss on financial assets	—	—	7,219	—
Interest expense resulting from litigations	(2,052)	(78,241)	(2,052)	(17,778)
Net foreign exchange loss	(12,764)	(11,269)	52,763	2,580
Other	(1,007)	(2,808)	883	1,519
Finance expense	(65,974)	(151,036)	42,782	(32,563)
Net finance income and expense	55,041	(41,590)	83,315	(5,018)

Interest expense on borrowings capitalized on fixed assets are amounting to $1,675, $156, $151 and $82 for the nine and three months ended 30 September 2006 and 2005, respectively.

9.  Income tax expense in the income statement

	Nine months ended		Three months ended
	30 September	30 September	30 September	30 September
	2006	2005	2006	2005
Current tax expense
Current period	(246,497)	(113,421)	(92,177)	(49,306)
	(246,497)	(113,421)	(92,177)	(49,306)
Deferred tax expense
Reduction in tax rate	(152,809)	—	—	—
Origination and reversal of temporary differences	18,106	(165,079)	(25,280)	(73,148)
Benefit of investment incentive recognized	19,951	2,911	8,535	(1,241)
	(114,752)	(162,168)	(16,745)	(74,389)
Total income tax expense	(361,249)	(275,589)	(108,922)	(123,695)

Current tax expense for the interim periods presented is the expected tax payable on the taxable income for the period, calculated as the estimated average annual effective income tax rate applied to the pre-tax income of the interim periods.

Total deferred tax recognized directly in equity was $61 and $14 for the nine and three months ended 30 September 2006 and $193 for both nine and three months ended 30 September 2005.

Reconciliation of effective tax rate

The reported income tax expense for the nine and three months ended 30 September 2006 and 2005 are different than the amounts computed by applying the statutory tax rate to profit before tax, attributable to equity holders of the Company, as shown in the following reconciliation:

		Nine months ended 30 September				Three months ended 30 September
		2006		2005		2006		2005
Profit before tax attributable to equity holders of the Company		947,108		828,329		420,736		402,445

Income tax using the Company’s domestic tax rate	20%	(189,422)	30%	(248,499)	20%	(84,147)	30%	(120,734)
Effect of tax rates in foreign jurisdictions	(1)%	7,723	—	(1,863)	(1)%	2,536	—	(1,908)
Change in tax rate	16%	(152,809)	—	—	—	—	—	—
Non-taxable items	1%	(7,318)	7%	(55,660)	—	(1,784)	7%	(26,676)
Investment tax credit	(2)%	19,951	—	2,911	(2)%	8,535	—	(1,241)
Recognition of previously unrecognised tax losses	—	—	—	3,834	—	—	(1)%	2,024
Unrecognized deferred tax assets	3%	(29,743)	—	(1,382)	2%	(10,371)	(1)%	3,620
Other	1%	(9,631)	(3)%	25,070	6%	(23,691)	(5)%	21,220
		(361,249)		(275,589)		(108,922)		(123,695)

The income taxes payable of $233,052 and $60,864 at 30 September 2006 and 31 December 2005, respectively represent the amount of estimated and actual income taxes payable in respect of related taxable profit for the nine months ended 30 September 2006 and for the year ended 31 December 2005.

According to the article 32 of New Corporate Tax Law No. 5520, the corporate tax rate was reduced from 30% to 20%. In this respect, corporate income of the companies will be subject to corporate tax at the rate of 20%, effective from 1 January 2006 onwards. It has been also stated that the advance corporate tax that was calculated and collected on the rate of 30% for the advance corporate tax periods after 1 January 2006 that is in excess of the amount calculated by the new rate for the same periods will be offset against the advance corporate tax for the following advance tax periods.

According to the Income Tax Law which was published in Official Gazette on 8 April 2006, the investment allowance application has been abolished effective from 1 January 2006. Accordingly, tax payers have been granted an option to use the tax benefits of investment incentive certificates given that they file tax returns at 30% corporate tax rate; or file tax returns at 20% corporate tax rate (which is the new comparable tax rate effective from 1 January 2006) without using the tax benefits of investment incentive certificates. The Company preferred to use the tax benefit of investment incentive certificates which provides 0.2% net benefit on corporate taxes. However, the respective law allows the taxpayers to utilize their investment allowance rights obtained under the scope of the previous provisions only from their income generated in the years 2006, 2007 and 2008.

10.  Property, plant and equipment

Cost or deemed cost	Balance at 1 January 2006	Additions	Disposals	Transfers*	Effect of movements in exchange rates	Balance at30 September 2006
Network infrastructure (All Operational)	4,220,485	7,502	(1,266)	326,511	(391,929)	4,161,303
Land and buildings	250,517	648	(426)	281	(25,611)	225,409
Equipment, fixtures and fittings	292,428	4,387	(881)	7,300	(25,142)	278,092
Motor vehicles	18,982	444	(571)	(31)	(1,974)	16,850
Leasehold improvements	137,196	421	(94)	883	(13,566)	124,840
Construction in progress	385,367	371,324	—	(428,463)	(49,939)	278,289
Total	5,304,975	384,726	(3,238)	(93,519)	(508,161)	5,084,783

Accumulated Depreciation
Network infrastructure (All Operational)	2,675,018	349,475	(869)	—	(285,533)	2,738,091
Land and buildings	59,342	8,543	(3)	—	(6,791)	61,091
Equipment, fixtures and fittings	287,901	23,463	(620)	—	(33,626)	277,118
Motor vehicles	14,991	1,458	(331)	—	(1,581)	14,537
Leasehold improvements	125,013	14,340	(47)	—	(15,897)	123,409
Total	3,162,265	397,279	(1,870)	—	(343,428)	3,214,246

Total property, plant and equipment	2,142,710	(12,553)	(1,368)	(93,519)	(164,733)	1,870,537

*The remaining portion of transfer amounting to $93,519 comprise of intangible assets.

                        Leased assets

The Group leases equipments under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 30 September 2006 and 31 December 2005, net carrying amount of fixed assets acquired under finance leases amounted to $132,018 and $149,041, respectively.

Property, plant and equipment under construction

Construction in progress consisted of expenditures in GSM network of the Company, Astelit and Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and non-operational items as at 30 September 2006 and 31 December 2005.

As at 30 September 2006, fixed assets of the Company amounting to $1,336 are pledged as collateral to the banks in relation to borrowings of the Company (31 December 2005: $1,491). Besides, under the syndicated long term project financing package, there are certain restrictions on Astelit’s assets. In accordance with this agreement, Astelit may not dispose any of its assets nor can pledge them under any contract until the termination of the syndicated long term project financing package.

11.  Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which will be amortized in 25 years with a carrying amount of $506,786 as at 30 September 2006 (31 December 2005: $591,143). The amortisation period of the licence will end in 2023.

Cost	Balance at 1 January 2006	Additions	Disposals	Transfers*	Effects of movements in exchange rates	Balance at 30 September 2006
GSM and other telecommunication operating licences	940,015	228	—	897	(91,519)	849,621
Computer Software	1,454,453	7,744	(1)	92,603	(140,987)	1,413,812
Transmission Lines	31,735	1,194	—	7	(3,292)	29,644
Central Betting System Operating Right	4,431	188	(369)	—	(460)	3,790
Customer Relations	1,255	—	—	—	(49)	1,206
Other	79	3	(15)	12	64	143
Total	2,431,968	9,357	(385)	93,519	(236,243)	2,298,216

Accumulated Amortization
GSM and other telecommunication operating licences	280,629	40,120	—	—	(28,615)	292,134
Computer Software	833,459	124,381	—	—	(92,645)	865,195
Transmission Lines	16,660	2,308	—	—	(1,847)	17,121
Central Betting System Operating Right	2,146	782	(369)	—	(264)	2,295
Customer Relations	1,002	267	—	—	(63)	1,206
Other	17	25	(14)	—	42	70
Total	1,133,913	167,883	(383)	—	(123,392)	1,178,021

Total intangible assets	1,298,055	(158,526)	(2)	93,519	(112,851)	1,120,195

(*) Refer to note 10.

12.  Equity accounted investees

The Group’s share of profit in its equity accounted investees for the nine and three months ended 30 September 2006 and 2005 is $62,268, $46,203, $26,503 and $19,989. Summary financial information for equity accounted investees, not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities
30 September 2006
Fintur	41.45%	316,377	1,056,865	1,373,242	285,671	26,984	312,655
A-Tel	50.00%	119,679	291	119,970	47,183	228	47,411
		436,056	1,057,156	1,493,212	332,854	27,212	360,066
31 December 2005
Fintur	41.45%	242,481	860,811	1,103,292	247,758	41,062	288,820
		242,481	860,811	1,103,292	247,758	41,062	288,820

	Nine months ended			Three months ended
	Revenues	Direct cost of revenues	Profit	Revenues	Direct cost of revenues	Profit
30 September 2006
Fintur	837,598	(338,420)	152,006	320,480	(112,918)	65,721
A-Tel *	12,472	(36)	10,920	12,472	(36)	10,920
	850,070	(338,456)	162,926	332,952	(112,954)	76,641
30 September 2005
Fintur	607,753	(259,945)	111,467	235,542	(95,421)	48,225
	607,753	(259,945)	111,467	235,542	(95,421)	48,225

* Summary financial information on the income statement of A-Tel is for the two months ended 30 September 2006.

At 30 September 2006 and 31 December 2005, the ownership interest in Fintur is 41.45%. Fintur is accounted for under the equity method. The Company’s investment in Fintur amounts to $352,110 as at 30 September 2006 (31 December 2005: $290,412).

At 30 September 2006, the ownership interest in A-Tel is 50%. A-Tel is accounted for under the equity method. The Company’s investment in A-Tel amounts to $131,259 as at 30 September 2006 (31 December 2005: nil).

13.  Other investments

The Company has the following non-current available-for-sale investments:

	Ownership (%)
	Country of incorporation	30 September 2006	31 December 2005
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	6.24	6.24
T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	8.23	5.91

The Group’s interest in Aks TV and T Medya was amounting to $22,621 and $10,329 as at 30 September 2006 (31 December 2005: $19,882 and $9,513), respectively.

In 2003, the Group acquired a 6.24% interest in Aks TV and a 8.23% interest in T-Medya, media companies owned by the Cukurova Group.

On 21 April 2006, at Aks TV’s Ordinary General Assembly Meeting, it has been decided to increase the share capital of Aks TV through cash injection by shareholders. Iyi Eglenceler Eglence ve Turizm AS (Iyi Eglenceler) paid TRY 7,188 (equivalent to $4,801 at 30 September 2006) in cash representing its proportion in share capital of Aks TV.

On 24 June 2005, at T-Medya’s General Assembly Meeting, it has been decided to increase the share capital of T-Medya. However, the Group did not participate in the capital contribution, accordingly the ownership of the Group in T-Medya decreased to 5.91%. Subsequent to the first share capital increase, the Group decided to participate in the second share capital increase and on 2 January 2006, the Group paid TRY 2,700 (equivalent to $1,803 at 30 September 2006) in cash as capital contribution to T-Medya and the Group’s ownership interest in T-Medya increased back to 8.23%.

Other current investments as at 30 September 2006 and 31 December 2005 compose of the following:

	30 September	31 December
	2006	2005
Held-to-maturity investments	6,273	10,191
Government bonds, treasury bills	6,273	10,191

Available-for-sale financial assets	60,920	13,096
Government bonds, treasury bills	33,590	1,410
Foreign investment equity funds	27,330	11,686

Derivatives	9,132	—
	76,325	23,287

Interest bearing available-for-sale government bonds, treasury bills with a carrying amount of $33,590 as at 30 September 2006 (31 December 2005: $1,410) have stated interest rate of 22.6% for treasury bills denominated in TRY (31 December 2005: nil), interest rate of Libor+1% to Libor+1.6% for treasury bills denominated in US Dollars (31 December 2005: Libor+1% to Libor+1.6% for treasury bills denominated in US Dollars) and interest rate of Euribor+1.8% for treasury bills denominated in Euro (31 December 2005: Euribor+1.8%) and mature in 4 years (31 December 2005: 5 years). Held-to-maturity debt securities with a carrying amount of $6,273 as at 30 September 2006 (31 December 2005: $10,191) have interest rates of 23.4% for treasury bills denominated in TRY (31 December 2005: 21.5% for treasury bills denominated in TRY) and mature in 1 year (31 December 2005: 1 year).

14.  Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	30 September 2006	31 December 2005
Deductible temporary differences	6,943	(13,753)
Tax credit carry forwards	1,135	4,508
Operating loss carry forwards	40,846	29,515
Total unrecognised deferred tax assets	48,924	20,270

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognised in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

As at 30 September 2006, expiration of net operating loss carry forwards are as follows:

Year	Amount	Expiration Date
2001	1,200	2006
2002	543	2007
2003	5,886	2008
2004	9,745	2009
2005	1,803	2010
2006	1,536	2011 thereafter

As at 30 September 2006, net operating loss carry forwards which will be carried indefinitely are as follows:

Year	Amount
2004	21,404
2005	55,650
2006	70,516

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 30 September 2006 and 31 December 2005 are attributable to the following:

	Assets		Liabilities		Net
	30 September 2006	31 December 2005	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Property, plant & equipment and intangible assets	—	—	(225,086)	(468,920)	(225,086)	(468,920)
Investment	—	—	(24,253)	—	(24,253)	—
Provisions	49,934	71,078	(229)	(366)	49,705	70,712
Other items	4,896	21,587	(1,316)	(8)	3,580	21,579
Tax credit carry forwards	2,962	289,605	—	—	2,962	289,605
Tax assets / (liabilities)	57,792	382,270	(250,884)	(469,294)	(193,092)	(87,024)
Set off of tax	(56,638)	(379,330)	56,638	379,330	—	—
Net tax assets / (liabilities)	1,154	2,940	(194,246)	(89,964)	(193,092)	(87,024)

All temporary differences recognized in profit or loss for the nine and three months ended 30 September 2006 and 2005 except the deferred tax effects of change in fair value of available-for-sale financial assets amounting $(303), $644, $(70) and $644 for the nine and three months ended 30 September 2006 and 2005, respectively.

15.  Trade receivables and accrued income

The breakdown of trade receivables and accrued income as at 30 September 2006 and 31 December 2005 is as follows:

	30 September	31 December
	2006	2005
Receivables from subscribers	194,737	143,180
Accounts and checks receivable	107,407	79,430
Receivables from Turk Telekom AS (“Turk Telekom”)	19,201	16,305
Accrued service income	44,939	82,187
	366,284	321,102

Trade receivables are shown net of allowance for doubtful debts amounting to $151,443 as at 30 September 2006 (31 December 2005: $149,209). The impairment loss recognized for the nine and three months ended 30 September 2006 and 2005 are $22,217, $20,315, $7,282 and $7,800, respectively.

Receivables from Turk Telekom as at 30 September 2006 and 31 December 2005 represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

Letters of guarantee received with respect to the accounts and cheques receivable are amounting to $28,605 and $48,066 as at 30 September 2006 and 31 December 2005, respectively.

Receivables denominated in currencies other than the functional currency comprise $45,201 of trade receivables denominated in US Dollar (31 December 2005: $18,953) and $1,788 of trade receivables denominated in Euros (31 December 2005: $750).

16.  Other current assets

The breakdown of other current assets at 30 September 2006 and 31 December 2005 is as follows:

	30 September	31 December
	2006	2005
Restricted cash	101,337	34,105
Prepaid expenses	78,543	40,289
Value added tax (“VAT”) receivable	36,319	28,175
Advances to suppliers	10,906	7,665
Prepayment for subscriber acquisition cost	7,435	2,203
Other	8,535	14,014
	243,075	126,451

As at 30 September 2006, restricted cash represents amounts deposited at banks as guarantees in connection with the loans used by the Group which will be released on 20 June 2008.

$37,601 of the prepaid expenses consists of prepaid frequency usage fees as at 30 September 2006 (31 December 2005: nil).

Subscriber acquisition costs are subsidies to the subscribers for the handsets, under which Astelit can enforce the minimum customer contract period and can determine revenues that can be linked to individual contracts.

17.  Cash and cash equivalents

The breakdown of cash and cash equivalents as at 30 September 2006 and 31 December 2005 is as follows:

	30 September	31 December
	2006	2005
Cash in hand	80	101
Cheques received	1,489	25,451
Banks	983,399	782,494
—Demand deposits	115,820	114,200
—Time deposits	867,579	668,294
Bonds and bills	103	107
Cash and cash equivalents in the statement of cash flows	985,071	808,153

At 30 September 2006, cash and cash equivalents amounting to $24,036 (31 December 2005: $23,668) were deposited in the banks, which are owned and/or controlled by Cukurova Group, a significant shareholder of the Company.

The effective interest rates on the deposits as at 30 September 2006 are 5.6%, 3.1% and 22.5% for US Dollars, Euros and TRY, respectively and they have an average maturity of 15 days. The effective interest rates on the deposits as at 31 December 2005 were 4.8%, 2.4% and 18.9% for US Dollars, Euros and TRY, respectively and they had an average maturity of 120 days.

18.  Capital and reserves

Reconciliation of movement in capital and reserves

	Attributable to equity holders of the Group
	Share Capital	Share Premium	Legal Reserves	Fair Value Reserve	Translation Reserve	Retained Earnings	Total	Minority Interest	Total Equity
Balance at 1 January 2005	1,207,142	415	50,458	—	(13,935)	1,670,402	2,914,482	65,514	2,979,996
Increase in capital	169,092	—	—	—	—	(169,092)	—	—	—
Transfer to legal reserves	—	—	49,503	—	—	(49,503)	—	—	—
Total recognized income and expense	62,732	19	4,526	800	(6,762)	832,906	894,221	(24,793)	869,428
Dividends to equity holders	—	—	—	—	—	(182,176)	(182,176)	—	(182,176)
Change in minority interest	—	—	—	—	—	—	—	23,073	23,073
Balance at 31 December 2005	1,438,966	434	104,487	800	(20,697)	2,102,537	3,626,527	63,794	3,690,321

Balance at 1 January 2006	1,438,966	434	104,487	800	(20,697)	2,102,537	3,626,527	63,794	3,690,321
Increase in capital	197,238	—	—	—		(197,238)	—	—	—
Transfer to legal reserves	—	—	43,786	—		(43,786)	—	—	—
Total recognized income and expense	—	—	—	(303)	(352,682)	585,859	232,874	(38,102)	194,772
Dividends to equity holders	—	—	—	—	—	(342,166)	(342,166)	—	(342,166)
Acquisition of minority interest	—	—	—	—	—	—	—	(17,529)	(17,529)
Change in minority interest	—	—	—	—	—	—	—	61,272	61,272
Balance at 30 September 2006	1,636,204	434	148,273	497	(373,379)	2,105,206	3,517,235	69,435	3,586,670

Share capital

At 30 September 2006, common stock represented 2,200,000,000 (31 December 2005: 2,200,000,000) authorized, issued and fully paid shares with a par value of TRY 1 each. In accordance with the Law No. 5083 with respect to the TRY, on 9 May 2005, par value of each share is registered to be one TRY.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001 shall be merged and each unit of share having a nominal value of TRY 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 which is consented by Capital Markets Board of Turkey (“CMB”).

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

On 22 March 2006, Board of Directors of the Company decided to distribute stock dividends amounting to TRY 345,113 (equivalent to $230,521 and $231,962 at 30 September 2006 and 22 May 2006, respectively) from distributable profit for 2005, which is approved at the General Assembly meeting on 22 May 2006.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the interim financial statements of foreign and domestic operations from the functional currencies of domestic and foreign operations to presentation currency of US Dollars.

Fair value reserve

The fair value reserve comprises the cumulative net change including deferred tax effects in the fair value of available-for-sale financial assets until the investment is derecognized or the asset is impaired.

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s distributable profits based on the financial statements prepared in accordance with the accounting principles accepted by the CMB, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of, amendment by, the Board of Directors and the General Assembly of Shareholders.

On 22 March 2006, the Board of Directors of the Company decided to make a proposal to the General Assembly for distribution of a total net cash dividend of TRY 509,075 (equivalent to $340,041 and $342,166 at 30 September 2006 and 22 May 2006, respectively) (which constitutes 50% of distributable income per statutory accounts). The distribution of dividends was approved at the General Assembly Meeting held on 22 May 2006 and cash distribution was started on 29 May 2006.

19.  Earnings per share

The calculation of basic and diluted earnings per share as at 30 September 2006 were based on the profit attributable to shareholders for the nine and three months ended 30 September 2006 and 2005 of $585,859, $552,740, $311,814 and $278,750, respectively and a weighted average number of shares outstanding during the nine and three months ended 30 September 2006 and 2005 of 2,200,000,000 calculated as follows:

	Nine months ended		Three months ended
	30 September	30 September	30 September	30 September
	2006	2005	2006	2005
Numerator:
Net profit for the period	585,859	552,740	311,814	278,750

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share (in full US Dollars)	0.266300	0.251245	0.141734	0.126705

Basic and diluted weighted average number of shares and profit for the period per share for the nine and three months ended 30 September 2005 are retrospectively changed to reflect each share having a nominal value of TRY 1.

All share amounts and per share figures reflected in the Company’s historical financial statements have been retroactively restated for the stock splits and stock dividends. Total effects of restatements in the number of shares are as follows:

	30 September	31 December
	2006	2005
Historical number of shares	500,000,000	500,000,000
After bonus share distribution — statutory capital inflation adjustment 2003, 2004,2005	1,554,298,916	1,554,298,916
After bonus share distribution — dividend for the year 2003, 2004, 2005	2,200,000,000	2,200,000,000

20.  Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate, foreign currency risk and payment schedule for interest bearing loans, see note 25.

	30 September	31 December
	2006	2005
Non-current liabilities	102,547	79,165
Secured bank loans	102,541	—
Unsecured bank loans	—	79,156
Finance lease liabilities	6	9

Current liabilities	542,592	578,105
Current portion of secured bank loans	329,698	277,727
Current portion of unsecured bank loans	212,529	194,372
Unsecured bank facility	—	46,713
Secured bank facility	—	56,397
Current portion of finance lease liabilities	365	2,896
	645,139	657,270

On 30 December 2005, Astelit, together with ING Bank N.V. (“ING Bank”) and Standard Bank London Ltd. (“Standard Bank”), finalized a syndicated long term project financing of $390,000. As at 30 September 2006, $368,732 of that facility has been utilized and $21,268 was undrawn.

These financing agreements contain a number of restrictive debt covenants applicable to Astelit and Euroasia, which may be summarized as follows:

•                 Astelit has to comply with certain financial ratios during the period of financing;

•                 Astelit may not pledge any of its assets (including its rights under the supply contracts and its rights under the material insurance contracts);

•                 Euroasia may not pledge shares owned in Astelit to other parties;

•                 Euroasia may not pledge any loans issued to Astelit;

•                 There are restrictions on disposal of assets by Astelit;

•                 Astelit can not attract financing from parties other than Euroasia and Lenders, without the consent of the Lenders;

•                 There are restrictions on finance leasing and supplier financing arrangements;

•                 Astelit may not conduct any other business apart from the operation of telecommunications services, and business ancillary thereto;

•                 Astelit may not merge with other companies (DCC merger is out of coverage of this clause as per waiver letter dated 9 May 2006);

•                 There are restrictions on acquisitions of subsidiaries;

•                 There are restrictions on issuance of guarantees by Astelit;

•                 Astelit can not issue any shares for purposes other than receiving financial support from current shareholders;

•                 Payment of dividends may only occur once Astelit complies with certain financial ratios.

Besides, as part of the project financing package, a long term junior facility up to $150,000 (including interest amounting to $24,000) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank TAS Malta Branch. The junior facility is fully guaranteed by the Company. This facility has been fully utilized as at 30 September 2006.

Based on Astelit’s interim financial statements as at and for the three months ended 31 March 2006 and six months ended 30 June 2006, Astelit was in breach of certain of its covenants under the Syndicated Loan, including the covenant to deliver its consolidated financial statements for the fiscal year ending 31 December 2005, to the facility agent within 180 days by the end of the 2005 fiscal year. During May, July and August, Astelit granted waivers of its breach of its consolidated EBITDA covenant for the first and second quarter of 2006 and a waiver of the covenant that required Astelit to deliver its 2005 annual consolidated financial statements to the facility agent. Based on Astelit’s interim financial statements as at 30 September 2006, Astelit was again in breach of its covenants contained in its syndicated long term project financing. The breach of a covenant is an event of default and the lenders in the syndicated long term project may demand immediate repayment of the outstanding amounts which would also trigger the cross-default to and acceleration upon notice of, substantially all of the Astelit’s borrowings. The breach of the EBITDA covenant is an event of default and therefore, Astelit reclassified its total long term debt amounting to $457,778 (including its junior loan) as short term debt payable as at 30 September 2006. Astelit requested the facility agent, the senior creditors and the Export Credit Agency (“ECA”) to waive this event of default under the syndicated long term financing. On 31 October 2006, Astelit has obtained waiver letter from the facility agent and the deadline granted to make the Restructuring Amendments has been extended to 30 November 2006.

On 24 August 2005, TRY 50,000 loan was obtained from West LB A.G., London Branch with a term of 3 years. The facility was aimed to reduce the currency risk on the Company’s balance sheet. On 29 August 2006, the Company early extinguished the loan due to financial market volatility leading an increase in costs.

21.  Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated interim financial statements at its present value using a discount rate of 5.49%.

Movement in the reserve for employee termination benefits as at 30 September 2006 is as follows:

Balance at 1 January 2006	16,600
Provision set during the period	1,123
Payments made during the period	(2,105)
Unwind of discount	1,987
Effect of change in foreign exchange rate	(1,722)
Balance at 30 September 2006	15,883

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated interim income statement as incurred. The Group incurred $758 and $221 in relation to defined contribution retirement plan for the nine and three months ended 30 September 2006 (30 September 2005: nil).

22.  Deferred income

                        Deferred income classified as current mainly consists of counters sold but not used by prepaid subscribers as of the reporting date. The amount of deferred income with respect those unused counters amounted to $112,130 and $123,613 as at 30 September 2006 and 31 December 2005, respectively.

23.  Provisions

	Legal	Bonus	Total
Balance at 1 January 2006	15,106	17,887	32,993
Provisions made during the period	—	17,374	17,374
Provisions used during the period	(4,658)	(17,747)	(22,405)
Unwind of discount	—	(1,049)	(1,049)
Effect of change in foreign exchange rate	(1,567)	(1,855)	(3,422)
Balance at 30 September 2006	8,881	14,610	23,491

In note 28, under legal proceedings section, detailed explanations are given with respect to legal provisions in the captions under “Disputes on Turk Telekom Transmission Lines Leases” and “Investigation of the Turkish Competition Board”. With regard to the investigation of the Turkish Competition Board, Ankara Tax Office requested the Company to pay TRY 6,973 (equivalent to $4,658 as at 30 September 2006) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment.

The bonus provision totalling to $14,610 comprise of only the provision for the nine months ended 30 September 2006 and is planned to be paid in March 2007.

24.  Trade and other payables

The breakdown of trade and other payables as at 30 September 2006 and 31 December 2005 is as follows:

	30 September	31 December
	2006	2005
Taxes and withholdings payable	170,944	175,031
Interconnection payables	67,197	18,768
Payables to other suppliers	65,079	81,764
Payables to Ericsson companies	56,048	36,705
Selling and marketing expense accrual	49,172	30,633
License fee accrual	41,309	109,764
Telecommunications Authority share accrual	10,727	12,334
Roaming expense accrual	9,263	12,351
Transmission fee accrual	9,078	7,335
Payout payables to fixed odds betting players	5,967	7,596
Interconnection accrual	5,405	14,855
Other payables and accruals	23,483	23,739
	513,672	530,875

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to Telecommunications Authority and personnel income taxes.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

Payables to Ericsson Turkey, Ericsson Sweden and Ericsson AB are arising from fixed asset purchases, site preparation and other services. Balances due to other suppliers are arising in the ordinary course of business.

Selling and marketing expense accruals are mainly result from services received from third parties related to marketing activities of the Company which are not yet invoiced.

In accordance with the license agreement, Turkcell pays 90% of the ongoing license fee, which equals to the 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry. Based on the new gross revenue definition, which is effective from 10 March 2006, interest charges for late collections from subscribers and indirect taxes, such as VAT, and other expenses are excluded from the gross revenue calculation.

Payables denominated in currencies other than the functional currency comprise $45,426 of trade payables denominated in US Dollar (31 December 2005: $41,193), $18,939 of trade payables denominated in Euros (31 December 2005: $17,174) and $40,605 of trade payables denominated in Swedish Krona (31 December 2005: $36,821).

25.  Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Group’s business. Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates as well as speculative purposes in order to accumulate premiums. The Group’s Treasury is committed to effectively manage financial market risks in the context of Group’s business strategies and with a view to achieve a balance between acceptable levels of risk and reward. Within this context, the Group implemented a Treasury Risk Management Policy that articulates the recognition, measurement and management of interest rate, foreign exchange, credit and liquidity risks while monitoring macro economic and financial markets’ conditions. In addition to this, the Group publishes and periodically updates procedures for each type of financial instrument used.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related with certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

Investments are allowed only in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group. Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and capital adequacy ratios periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings. The Group does not expect any counterparty fail to meet its obligations.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the balance sheet. The Company does not expect significant failure from any counterparty to meet its obligations.

Interest rate risk

As at 30 September 2006, interest on the Group’s assets was fixed excluding floating rate note holdings. Most of the floating rate holdings are denominated in TRY. Holdings of Turkish government floating rate notes of the Company carry a face value of TRY 45,000 and have a fair value of TRY 47,758 as at 30 September 2006. Therefore, the Company is not exposed to interest rate risk on financial assets, apart from these floating rate notes, as at 30 September 2006. The Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 30 September 2006.

Effective interest rates at repricing analysis:

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their average effective interest rates at 30 September 2006 and 31 December 2005 in which they mature or, if earlier, reprice.

	30 September 2006							31 December 2005
		Average effective interest		1	1-2	2-5	More than 5	Average effective interest		1	1-2	2-5	More than 5
	Note	rate	Total	year	Years	years	years	rate	Total	year	years	years	years
Cash and cash equivalents*	17										—	—	—
TRY		22.5%	472,076	472,076	—	—	—	18.9%	646,369	646,369	—	—	—
USD		5.6%	372,551	372,551	—	—	—	4.8%	23,212	23,212	—	—	—
Euro		3.1%	116,389	116,389	—	—	—	2.4%	135,620	135,620	—	—	—
Other			24,055	24,055	—	—	—		2,952	2,952	—	—	—
Restricted cash	16	4.3%	101,337	—	101,337	—	—	5.6%	34,105	34,105	—	—	—
Held-to-maturity investments	13	23.4%	6,273	6,273	—	—	—	21.5%	10,191	10,191	—	—	—
Available-for-sale financial assets	13
Foreign investment equity funds		**	27,330	27,330	—	—	—	**	11,686	11,686	—	—	—
Government bonds, treasury bills
TRY		24.5%	31,900	31,900	—	—	—	—	—	—	—	—	—
USD		7%	1,430	1,430	—	—	—	6.4%	1,171	1,171	—	—	—
Euro		4.8%	260	260	—	—	—	4.8%	239	239	—	—	—
Secured bank loans	20	24.5%	31,900	31,900	—	—	—	—	—	—	—	—	—
USD floating rate loans		11.1%	(329,698)	(329,698)	—	—	—	9.3%	(129,838)	(129,838)	—	—	—
USD fixed rate loans		—	—	—	—	—	—	6.0%	(56,397)	(56,397)	—	—	—
Euro floating rate loans		4.4%	(102,541)	—	(102,541)	—	—	8.0%	(147,889)	(147,889)	—	—	—
Unsecured bank loans	20
USD floating rate loans		7.6%	(212,529)	(212,529)	—	—	—	7.6%	(234,270)	(177,466)	(56,804)	—	—
USD fixed rate loans		—	—	—	—	—	—	10.4%	(32,500)	(32,500)	—	—	—
Euro fixed rate loans		—	—	—	—	—	—	11.7%	(10,673)	(10,673)	—	—	—
TRY floating rate loans		—	—	—	—	—	—	15.9%	(42,798)	(20,446)	(12,691)	(9,661)	—
Finance lease obligations	20	9.3%	(371)	(365)	(6)	—	—	8.1%	(2,905)	(2,896)	(9)	—	—

*              Effective interest rate of cash and cash equivalents represent effective interest rate on time deposits amounting to $867,579 as at 30 September 2006 (31 December 2005: $668,294).

** Effective interest rate is not calculated for foreign investment equity funds since they have no coupon payments.

Foreign currency risk

The Group’s functional currency is TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in foreign currencies, primarily US Dollars, Euro, Swedish Krona and Ukranian Hryvnia.

Assets and liabilities denominated in foreign currencies are shown below:

	30 September	31 December
	2006	2005
Foreign currency denominated assets
Due from related parties - long term	73,298	78,264
Other non-current assets	87	99
Other investments, including derivatives	38,152	13,096
Due from related parties - short term	16,257	15,057
Trade and other receivables	46,989	19,703
Other current assets - short term	103,439	58,586
Cash and cash equivalents	509,754	158,832
	787,976	343,637

Foreign currency denominated liabilities
Loans and borrowings — long term	(102,547)	(56,813)
Other non-current liabilities	(6,815)	(4,788)
Loans and borrowings — short term	(542,592)	(557,659)
Trade and other payables	(104,969)	(95,188)
Due to related parties	(2,749)	(5,967)
	(759,672)	(720,415)
Net foreign currency position	28,304	(376,778)

To manage the Company’s foreign exchange risk more efficiently, in 2006, the Company entered into structured forward transactions. As at 30 September 2006, the Company has outstanding structured forward contracts amounting to notional $410,000 to buy US dollar against TRY and notional $169,500 to sell US dollar against TRY. Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. $4,212 liability has been recorded in the balance sheet due to change in the fair value of forward exchange contracts at 30 September 2006 (31 December 2005: $267 gain). Most of the forward exchange contracts have maturities of less than one year. Where necessary, forward exchange contracts are rolled over with new terms before maturity.

In order to take advantage of market volatility in the foreign exchange markets and increase the yield on its free cash, the Company enters into short term option transactions to buy or sell certain currencies, beginning from 2006. Option contracts allow the Company to either hedge its exposure or collect premiums depending on their types. As at 30 September 2006, the Company has bought currency options in the notional amounts of $150,000. Changes in the fair value of options that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. $5,553 asset has been recorded in the balance sheet due to the fair value change of currency options used as economic hedges of monetary assets and liabilities in foreign currencies at 30 September 2006 (31 December 2005: nil).

Sensitivity analysis

In managing interest rate and currency risk, the Company aims to reduce the impact of short-term fluctuations on the Group’s earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates will have an impact on profit.

Sensitivity analysis on the Company’s portfolio of structured US dollar hedging products has been run. Two scenarios of 10% appreciation of and 10% depreciation of $/TRY exchange rate have been included. In case of a 10% appreciation, from a spot rate of 1.4447 on 27 October 2006, total structured US dollar buy forward transaction size would rise to $647,000 with a total loss effect of $4,799, and total structured US dollar sell forward transaction size would fall to $75,000 with a total profit effect of $9,724. In the case of a 10% depreciation, all structured US dollar call forward transactions will be knocked-out, and total structured US dollar put transaction size would rise to $337,000 with a total loss effect of $21,567.

As at 27 October 2006, the Company has bought $170,000 notional of $/TRY call option and sold $200,000 notional of $/TRY call option. Two scenarios of 10% appreciation and 10% depreciation of $/TRY exchange rate have been included. In case of a 10% appreciation of TRY, from a spot rate of 1.4447 on 27 October 2006, the fair value of USD call options the Company bought would fall to $70 and the fair value of USD call options the Company sold would converge to nil. In case of a 10% depreciation of TRY, the fair value of USD call options the Company bought would rise to $11,286 and the fair value of USD call options the Company sold would increase to $8,906.

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the balance sheet are as follows:

		30 September 2006		31 December 2005
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value
Financial assets
Due from related parties — long term	29	73,298	73,298	80,894	80,894
Other long term assets*		3,419	3,419	2,470	2,470
Available-for-sale financial assets	13	60,920	60,920	13,096	13,096
Held-to-maturity investments	13	6,273	6,330	10,191	10,763
Derivatives	13	9,132	9,132	—	—
Due from related parties	29	63,204	63,204	66,312	66,312
Trade receivables and accrued income	15	366,284	366,284	321,102	321,102
Other current assets*	16	118,511	118,511	86,162	86,162
Cash and cash equivalents	17	985,071	985,071	808,153	808,153

Financial liabilities
Loans and borrowings — long term	20	(102,547)	(102,547)	(79,165)	(79,165)
Loans and borrowings — short term	20	(542,592)	(542,592)	(578,105)	(578,105)
Trade and other payables	24	(513,672)	(513,672)	(530,875)	(530,875)
Due to related parties	29	(6,333)	(6,333)	(6,180)	(6,180)
Provisions	23	(23,491)	(23,491)	(32,993)	(32,993)
		497,477	497,534	161,062	161,634
Unrecognised gain	22		57		572

* Prepaid expenses, prepayment for subscriber acquisition cost and other non-financial instruments are excluded from other current assets and other non-current assets.

26.  Operating leases

The Company entered into various operating lease agreements. At 30 September 2006 and 31 December 2005, there were no commitments and contingent liabilities in material amounts arising from those agreements. For the nine and three months ended 30 September 2006 and 2005, total rent expenses for operating leases were $108,680, $103,892, $36,705 and $37,639, respectively.

27.  Capital commitments

As at 30 September 2006, outstanding capital commitments that the Group entered into with respect to purchase of property, plant and equipment amounted to $5,219 (31 December 2005: $48,732).

Purchase Obligations

According to the “Sponsorship and Advertising Agreements” signed in the context and as an integral part of the “Restructuring Framework Agreement”, the Group committed to purchase sponsorship and advertisement from Digital Platform Iletisim Hizmetleri AS (“Digital Platform”). Outstanding purchase obligation with respect to these agreements as at 30 September 2006 is amounting to $87,033 (31 December 2005: $99,785) excluding VAT.

The principal shareholder of Baytur Insaat Taahhut AS (“Baytur”), a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The contract amount is $39,650 and the project is planned to be completed in 2008. The Company paid $28,045 to Baytur within the scope of this agreement as at 30 September 2006 (31 December 2005: $18,550).

28.  Contingencies

As at 30 September 2006 and 31 December 2005, commitments and contingent liabilities comprised the following:

	30 September 2006	31 December 2005

Bank Letters of Guarantee	47,487	41,319
Guarantees
Digital Platform	—	5,419
BNP—Brussels (Buyer Credit)	—	4,015
BNP—Hungary (Buyer Credit)	—	1,404

Guarantees

As at 30 September 2006, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations amounting to TRY 71,093 (equivalent to $47,487 at 30 September 2006) (31 December 2005: $41,319).

As explained in note 20, the Company has fully guaranteed the long term junior facility of Astelit.

Guarantees on behalf of Digital Platform were related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks. In February 2006, all related loans have been repaid by Digital Platform and the corporate guarantees have been released.

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry an ongoing license fee and universal service fund, respectively, equal to 15% of its gross revenues in total. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In February 2002, the Company renewed its License with the Telecommunications Authority, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Certain conditions of the renewed License Agreement include the following:

Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License’s effective date. The Company has completed its related liabilities with respect to coverage as at 30 September 2006.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: Telecommunications Authority sets the initial maximum tariffs in TRY and US Dollar. Thereafter, the revised License provides that the Telecommunications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the Telecommunications Authority, Suspension and Termination:

The revised License is not transferable without the approval of the Telecommunications Authority. In addition, the License Agreement gives the Telecommunications Authority certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the Telecommunications Authority.

The Telecommunications Authority may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defence. During period of suspension, the Telecommunications Authority may operate the Company’s GSM network. The Company is entitled to any revenues collected during such period and the Licensee’s term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, accrued interest charged for the late payments, indirect taxes such as VAT, and accrued revenues are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is effective after Danistay’s approval on 10 March 2006.

Astelit:

Astelit owns four GSM frequency licenses (two GSM—900, two DCS-1800) and two GSM activity licenses (one is for GSM—900, one is for DCS—1800). GSM—900 frequency licenses are valid until 17 December 2020 and DCS—1800 frequency licenses are valid until 3 March 2019 and 8 June 2008. GSM—900 and DCS—1800 activity licenses will expire on 8 June 2008 and 10 November 2020, respectively. On 4 October 2006 Astelit reissued DCC’s activity and frequency licenses (Time Division Multiple Access) to its own name subsequent to the merger of DCC and Astelit which was realized as of 4 April 2006. In addition to the above GSM licenses, Astelit owns four TDMA activity licenses due the merger of both companies, which are valid until 22 September 2010, 30 October 2017, 15 December 2018, 17 June 2013, and four frequency licenses (for DAMPS technology), which are valid until 11 December 2017, 4 February 2008, 30 January 2011, 27 June 2007. In addition, Astelit owns 6 microwave frequency licenses.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in one month; about changes in incorporation address in 10 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea, Milleni.com GMBH (Milleni.com) and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”). The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the Telecommunications Authority on 23 May 2003.

The Regulation is driven largely by a goal to improve the competitive environment and ensure that users benefit from telecommunications services and infrastructure at a reasonable cost. Under the Regulation, the Telecommunications Authority may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom), are obliged to renew their interconnection agreements within two months following the issuance of the Regulation. The Company entered into a new interconnection agreement with Globalstar on 9 September 2003, and as a result of intervention by the Telecommunications Authority, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. After the merger of Is-Tim Telekomunikasyon Hizmetleri AS (“Is-Tim”) and Aycell Haberleşme ve Pazarlama Hizmetleri AS (“Aycell”), a new company was formed with the name TT&TIM Iletisim Hizmetleri A.S. (“TT&TIM”). The interconnection agreement with Is-Tim was renewed with TT&TIM and the interconnection agreement with Aycell was cancelled. On 15 October 2004, TT&TIM changed its name to Avea. On the other hand, the business relationship on interconnection between Milleni.com and the Company has been bilaterally terminated as at 21 June 2004. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone in the end of July 2006.

On 21 February 2005, Tellcom Iletisim Hizmetleri AS (“Tellcom”) and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to the Company’s switch and the Company may convey calls to Milleni.com’s switch, in both cases, for onward transmission to their destinations. In addition, the Telecommunications Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions, and to provide co-location on their premises for the equipment of other operators at a reasonable price. The Telecommunications Authority may also require telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage interfere with or cause any deterioration in the operation of the other party’s network.

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in some cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, than it receives for a similar call originating on another network and switched to the Company’s network.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic. The Company and other operators have entered into interconnection agreements which set out the terms and conditions regarding the price terms as well as periodical revision of such terms. However, there were disputes between the operators regarding the pricing terms and as per the Access and Interconnection Regulation, the issue had been escalated to the Telecommunications Authority by Turk Telekom, Telsim and Avea. Meanwhile, the Telecommunications Authority issued reference interconnection rates during the fourth quarter of 2004, which indicate pricing terms. Consequently, on 10 August 2005, the Telecommunications Authority issued a ‘temporary interconnection price schedule’ for the interconnection between Turk Telekom and the Company which are in line with the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004. Telecommunications Authority issued final reference call termination rates for all operators in the market in June 2006. These rates are lower than currently applied termination rates with the other GSM operators, as expected but reveal no change with the temporary interconnection rates applied between Turk Telekom and the Company since August 2005. Based on the Telecommunications Authority’s resolution, the Company has started to apply the new reference call termination rates with Avea starting from July 2006. In the end of July 2006, the Company signed an agreement with Vodafone at more favorable rates than reference call termination rates suggested by the Telecommunications Authority which has been retroactively effective from 24 May 2006 which is the date of transfer of shares of Telsim to Vodafone. Therefore, the Company has applied these more favorable rates starting from 24 May 2006 with Vodafone. For the period between 1 March 2006 and 24 May 2006, final reference call termination rates have been applied retroactively with Telsim.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on VAT on Ongoing License Fee

Starting from June 2003, the Company has begun to make payments for VAT on ongoing license fees with reservations and commenced a lawsuit against the Tax Office for the related period. On 31 December 2003, the Tax Court decided that the Company would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed this decision. On 28 March 2006, Danistay decided in line with the local court. Based on the management and legal counsel’s opinion, the Company has not provided any accrual related with this dispute in its consolidated interim financial statements as at and for the nine months ended 30 September 2006.

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TRY 3,023 ($2,019 as at 30 September 2006) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TRY 30,068 (equivalent to $20,084 as at 30 September 2006).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. The case is still pending. As at 30 September 2006, the Company recorded a provision of nominal amount of TRY 13,296 (equivalent to $8,881 as at 30 September 2006) because its management and legal counsel believe that this is the most likely outcome in accordance with the relevant provisions of the Interconnection Agreement.

Dispute on National Roaming Agreement

During the third quarter of 2001, the Company was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continuing under the supervision of the Telecommunications Authority has been subject to several lawsuits. The cases are still pending.

In a letter dated 14 March 2002, the Telecommunications Authority subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against Telecommunications Authority. On 14 March 2006, Danistay decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision.

On 9 June 2003, the Turkish Competition Board (the “Competition Board”) decided that the Company abused its dominant position by refusing to enter into a national roaming agreement with Is-Tim, and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $14,576 at 30 September 2006). On 28 March 2006, Danistay cancelled the Competition Board’s decision. Both parties have not appealed the decision and, accordingly, Danistay decision was finalized.

On 10 December 2004, Tax Office requested nominal amount of approximately TRY 21,822 (equivalent to $14,576 at 30 September 2006) regarding the Competition Board decision. On 25 November 2005, the Administrative Court decided the cancellation of the aforementioned payment order. Both the Competition Board and Tax Office have appealed the decision. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual for Competition Board’s decision.

Additionally, the Telecommunications Authority decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $14,576 at 30 September 2006). On 7 April 2004, the Company made the related payment. On 3 January 2005, Telecommunications Authority paid back nominal amount of TRY 21,822 (equivalent to $14,576 at 30 September 2006). On 13 December 2005, Danistay decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at 30 September 2006.

If the Company is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be adversely affected.

Investigation of the Turkish Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors, in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined by nominal amount of approximately TRY 6,973 (equivalent to $4,658 as at 30 September 2006) and was enjoined to cease these infringements. The Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. On 15 November 2005, Danistay cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. Based on this decision, Ankara Tax Office requested the Company to pay TRY 6,973 (equivalent to $4,658 as at 30 September 2006) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the injunction and cancellation of this payment order. On 10 March 2006, the Company initiated a lawsuit before Danistay for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. Danistay rejected the injunction request of the Company. The Company has objected to this rejection decision. The case is still pending. The Company ceased to accrue for TRY 6,973 (equivalent to $4,658 as at 30 September 2006) on its consolidated interim financial statements as at 30 September 2006 due to the aforesaid payment on 25 September 2006.

Dispute on Collection of Frequency Usage Fees

On 21 May 1998, the Company entered into a protocol with the Wireless Communications General Directorate (the “Directorate”) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, the Company is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate’s power, including all of its rights and obligations, was transferred to the Telecommunications Authority.

On 22 March 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, the Company filed a lawsuit requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. After respective legal procedures, on 20 April 2004, the Company paid nominal amount of TRY 145,644 (equivalent to $97,284 at 30 September 2006) for the frequency usage fees of 2002 including interest through that date with reservation. The court rejected the Company’s request and decided that there should be no further judgment on this issue since the frequency usage fees of 2002 are paid. Both the Company and Telecommunications Authority appealed this decision. On 29 June 2006, Supreme Court rejected both appeals and approved the local court’s judgment. Both the Company and Telecommunications Authority have applied for the correction of this decision.

Investigation of the Telecommunications Authority on International Voice Traffic

In May 2003, the Company was informed that the Telecommunications Authority had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, the Telecommunications Authority fined the Company by nominal amount of approximately TRY 31,731 (equivalent to $21,195 at 30 September 2006). On 9 April 2004, the Company made the respective payment. With respect to the Danistay’s injunction on 5 November 2004, Telecommunications Authority paid back the nominal amount. Telecommunications Authority appealed this decision. General Assembly of Administrative Courts of Danistay rejected the appeal request of Telecommunications Authority. Case is still pending. Based on its management and legal counsel’s opinion, the Company has recorded income amounting to nominal amount of TRY 31,731 (equivalent to $21,195 at 30 September 2006) in the consolidated financial statements as at and for the year ended 31 December 2004.

On 2 March 2005, Turk Telekom notified the Company that the Company has damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested the Company to pay nominal amount of TRY 219,148 (equivalent to $146,382 as at 30 September 2006) of principal and nominal amount of TRY 178,364 (equivalent to $119,140 at 30 September 2006) of interest, which make a sum of nominal amount of TRY 397,512 (equivalent to $265,522 at 30 September 2006) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TRY 450,931 (equivalent to $301,203 at 30 September 2006) of which TRY 219,149 (equivalent to $146,382 at 30 September 2006) is principal and TRY 231,782 (equivalent to $154,821 at 30 September 2006) is interest charged until 30 June 2005. Related case is still pending. However, on 13 December 2005, Danistay rejected the request of Turk Telekom regarding the cancellation of the interconnection agreement between Milleni.com and the Company. Management and legal counsel believe that the aforementioned request has no legal basis. At this point, regarding this litigation it is premature to estimate its potential outcome, if any.

Based on its management and legal counsel’s opinion, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at 30 September 2006.

Investigation of the Telecommunications Authority on Frequency Fee Payments

On 23 October 2003, the Telecommunications Authority fined the Company, claiming that the Company has made inadequate annual frequency usage fee payments by notifying its subscriber numbers less than the actual. The Telecommunications Authority requested nominal amount of TRY 16,005 (equivalent to $10,691 as at 30 September 2006) for principal, an interest charge of nominal amount of TRY 10,761 (equivalent to $7,188 as at 30 September 2006) and a penalty of nominal amount of TRY 63,463 (equivalent to $42,391 as at 30 September 2006). Management and legal counsel believe that the Telecommunications Authority’s decision is due to a misinterpretation of the applicable regulations. On 20 February 2004, the Company initiated legal proceedings for the annulment of the decision. On 26 November 2004, the Administrative Court rejected the request of the Company. The Company appealed the decision. On 12 October 2005, the Tax Office sent a payment order amounting to nominal amount of TRY 63,463 (equivalent to $42,391 as at 30 September 2006) which was paid by the Company previously. On 8 November 2005, the Company initiated another lawsuit before the administrative court against the Tax Office requesting an injunction and cancellation of the payment order. On 31 March 2006, the court rejected the injunction request and the Company appealed the decision and on 19 June 2006, the Court accepted the Company’s appeal.

On 16 April 2004, the Company paid nominal amount of TRY 103,740 (equivalent to $69,294 as at 30 September 2006) including interest through that date regarding the Telecommunication Authority’s claim. On 3 May 2006, Danistay cancelled the portion of the Court’s judgment relating to wireless usage fee and interest accrued on such fee. However, Danıştay has approved the other portions of the aforesaid judgment, by rejecting the Company’s appeal request. The Company has requested the correction of judgment against Council of State’s above mentioned decision. However, the Company management believes that decision of the next case will not be in favor of the Company since the reason behind the appeal is the payment of requested amount including interest previously.

Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

On 18 September 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June - December 2002, the Company calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to the Company a notice, asserting deficiencies in special transaction tax declarations and requesting a special transaction tax payment amounting to nominal amount of TRY 6,993 (equivalent to $4,671 at 30 September 2006) and a tax penalty of nominal amount of TRY 9,875 (equivalent to $6,596 at 30 September 2006). The case is still pending. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at 30 September 2006.

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency

Reklam Departmani Basin Yayin Proje Yapim Danismanlik ve Ticaret Limited Sirketi (“Reklam Departmani”) commenced a lawsuit against the Genclik ve Spor Genel Mudurlugu (“GSGM”) in the Ankara 4th Administrative Court. In the lawsuit, Reklam Departmanı claimed for the annulment of fixed odds betting tender related to the establishment and operation of risk management center and acting as head agency. Inteltek’s operations may be affected by the Court’s decision. Inteltek requested from the Court to participate to the case as an intervener; the Court has not decided on this request. On 21 February 2005, the Court rejected the case. Reklam Departmani appealed this rejection. Danistay accepted the appeal request of Reklam Departmani. On 17 February 2006, GSGM has applied for the correction of this decision. Danistay rejected the correction of decision request of GSGM. The case is directed to local court. Reklam Departmani claimed suspension of execution and cancellation of Fixed Odds Betting (“FOB”) tender. Local Court rejected Reklam Departmani’s suspension of execution claim on 18 August 2006. Management and legal counsel believe that it is not practicable to issue an opinion on the conclusion of the case at the current stage. The Company has not set any accruals with respect to this matter in its interim financial statements as at 30 September 2006.

With respect to the same tender, Gtech Avrasya Teknik Hizmet ve Musavirlik AS (“Gtech”) commenced a lawsuit against Public Tender Authority and GSGM. Since Inteltek’s operations may be affected by the court’s decision, the Company has participated to the case as an intervener. On 21 February 2006, the Court rejected the case. Both Gtech and Public Tender Authority appealed the decision. Danistay accepted the request of appeal. Inteltek has applied for the correction of decision on 9 February 2006. On 9 July 2006, Danistay rejected Inteltek. On 18 July 2006, the Court issued a preliminary injunction which stopped the effectiveness of Public Tender Authorities decision concerning that there is no ground to give a decision regarding the cancellation of the aforementioned tender and rejected the request concerning the injunction of fixed odds betting tender related to the establishment and operation of risk management center and acting as head agency. This decision has been contested by the defendants Public Tender Authority, GSGM and Inteltek. Ankara District Administrative Court, which examined these contestations on 22 August 2006, has accepted the defendants’ contestations and upheld the preliminary injunction decision issued by the Local Court; and dismissed the applicant’s request for a preliminary injunction. Gtech repeated claim of cancellation of FOB tender.

On the other hand GSGM submitted 9 October 2006 dated petition to court and indicated that case was not filed within legal period of time (60 days). Spor Toto also requested from Local Court to dismiss Gtech’s case and required hearing.

Gtech commenced another lawsuit against GSGM for the cancellation of the fixed odds betting contract signed in the same tender. Ankara 4th Administrative Court dismissed the case for a lack of jurisdiction Gtech appealed this decision. The cases are still pending.

For the reason that, those requests of annulment of tender relate to the “Fixed Odds Betting Agreement Relating to the Establishment and Operation of Risk Management Center and Acting as Head Agency”, an annulment decision that would be rendered in those lawsuits shall invalidate the said agreement and therefore it shall be impossible for Inteltek to carry out its activities as per the said agreement.

Legal counsel believes that it is not practicable to issue an opinion on the conclusion of these cases. Based on its management and legal counsel’s opinion The Company has not provided any accruals with respect to these matters in its consolidated interim financial statements as at 30 September 2006.

Dispute with Spor Toto Teskilat Mudurlugu

On 9 November 2005, Spor Toto Teskilat Mudurlugu sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TRY 3,292 (equivalent to $2,199 at 30 September 2006) due to the difference in the reconciliation methods. Spor Toto Teskilat Mudurlugu claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

A lawsuit for determination of evidence has been initiated against Inteltek by Spor Toto Teskilat Mudurlugu on behalf of GSGM. In this lawsuit,  Spor Toto Teskilat Mudurlugu has requested from the Court to determine that Inteltek was responsible for the revenue which was not transferred to the Spor Toto Teskilat Mudurlugu’s accounts in due time, and collection risk belonged to Inteltek, Inteltek was responsible for the revenue in the amount of TRY 1,527 (equivalent to $1,020 at 30 September 2006) which was not paid and not collected until the date of the lawsuit and final accounts should be resolved after every period of six-months for settlement, by accepting the periods of six-months for settlement as periods independent from each other. The case is still pending.

Based on its management and legal counsel’s opinion Inteltek accrued nominal amount of TRY 3,292 (equivalent to $2,199 at 30 September 2006) for this amount in the accompanying consolidated interim financial statements as at 30 September 2006 due to the probability of negative outcome of the declaratory action.

Dispute on call termination fee

Telsim has initiated a lawsuit claiming that the Company has not applied the reference interconnection rates determined by the Telecommunications Authority, and has charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority and requested an injunction to be applicable starting from 1 August 2005, to cease this practice and requested a payment of its damages totalling to nominal amount of TRY 26,109 (equivalent to $17,440 as at 30 September 2006) including principal, interest and penalty on late payment. On 6 April 2006, the case was rejected. Telsim appealed the decision. As it is stated in the existing Interconnection Agreement with Telsim, Telsim referred the matter to the Telecommunications Authority. The resolution procedure was finalized and Telecommunication Authority set the call termination charges which are effective from 1 March 2006. According to the Telecommunications Authority decision, these charges have been applied between Turkcell and Telsim from 1 March 2006 to 24 May 2006. The management and legal counsel of the Company believe that it is premature to estimate the legal outcome with respect to Telsim’s request of its damages at this point. Therefore, the Company has not recorded any accrual with respect to this matter in its consolidated interim financial statements as at 30 September 2006.

Invalidity of the Board Resolution

On 23 June 2005, the Board of Directors of the Company has decided to allow Alfa Group to conduct a due diligence in the Company and to entitle the management. On 1 July 2005, Sonera filed a suit with an injunction request against the Company for the purpose of determination of the invalidity of the resolution dated 23 June 2005. On 28 December 2005, the court rejected the injunction request of Sonera. Sonera has appealed this decision on 24 February 2006.

Dispute with Iranian Ministry in connection with the GSM tender process

The Company believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium.  As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such injunction order was rejected in April 2006.

Dispute with the Telecommunications Authority with respect to temporary set call termination fees

The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms on call termination fees after 31 December 2004, and in the event that the parties could not agree on new terms by 28 February 2005, for referral to the Telecommunications Authority for resolution. As the parties were unable to agree on new terms, Turk Telekom referred the matter to the Telecommunications Authority, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005.

On 7 October 2005, the Company filed a lawsuit against the Telecommunications Authority for the injunction and cancellation of this decision, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005 and the Court rejected the Company’s request. The Company has appealed this decision. Besides, on 1 June 2006, Telecommunications Authority issued reference call termination fees for the Company and Turk Telekom. In addition, on 26 July 2006, Telecommunications Authority issued final reference call termination fees for the Company and Turk Telekom. On 10 July 2006 and 14 August 2006, the Company filed two lawsuits on Ankara Administrative Court for the injunction and cancellation of reference call termination fees set as TRY 0.14/minute for calls terminating on Turk Telekom and the Company’s network through the decisions of Telecommunications Authority dated 1 June 2006 and 26 July 2006. On 18 August 2006, the Court has decided to combine these two lawsuits.

As mentioned above, Telecommunications Authority has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005. However, Turk Telekom does not apply these termination fees for the international calls. Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totaling to nominal amount of TRY 11,970 (equivalent to $7,995 at 30 September 2006) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. The case is still pending.

In addition, call termination fees between the Company and Vodafone and the Company and Avea are set through ‘Reconciliation procedure’ and ‘Call termination fees’ issued on 1 June 2006 by Telecommunications Authority. These call termination fees are effective from March 2006, May 2006 and July 2006 for Telsim, Vodafone and Avea, respectively. On 14 August 2006, the Company filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call termination fees between Turkcell and Avea which have been set as TRY 0.14/minute for calls terminating on the Company’s network. Additionally, on 23 August 2006, the Company also filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call and SMS termination fees between Turkcell and Vodafone (Telsim for the period between 1 March- 24 May 2006) which have been set as TRY 0.14/minute for calls terminating and TRY 0.297/unit for SMS terminating on the Company’s network. The Ankara Administrative Court dismissed the case on 29 August 2006, deciding that it does not have jurisdiction over the case. The file was sent to Council of State. The case is still pending.

Dispute with Avea

On 28 February 2006, Avea has initiated a lawsuit against the Company claiming that although there is an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating in Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 12,275 (equivalent to $8,199 at 30 September 2006) for the period between February 2005 and December 2005 with its accrued interest till payment.

On 10 October 2006, the Court decided that charging SMS interconnection termination fees violates the agreement between the Company and Avea and the Company should pay Avea’s losses amounting to nominal amount of TRY 12,275 (equivalent to $8,199 at 30 September 2006) for the period between February 2005 and December 2005 with its accrued interest till payment. In line with the court decision, neither SMS interconnection revenue nor SMS interconnection expense has been recognized with respect to the February 2005 to June 2006 and interest has been accrued till 27 October 2006 amounting to nominal amount of TRY 3,043 (equivalent to $2,033 at 30 September 2006) for Avea’s losses in the interim financial statements as at and for the nine months ended 30 September 2006. The Company made the principal and interest payment for the period between February 2005 and December 2005 on 6 November 2006.

The Company has also applied to the Telecommunications Authority to set SMS interconnection prices between the Company and Avea.

Dispute on value added taxation with respect to roaming services

Tax Office claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the year 2000. It has been notified that, based on the calculation made by the Tax Office, the Company should pay nominal amount of TRY 19,791 (equivalent to $13,220 at 30 September 2006) for VAT and penalty fee. Moreover, Tax Office also claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the years 2001 and 2002 amounting to nominal amount of TRY 15,972 (equivalent to $10,669 at 30 September 2006) and TRY 23,863 (equivalent to $15,940 at 30 September 2006) respectively, for VAT and penalty fee. Management decided not to pay such amounts and initiated judicial processes on 6 April 2006 for VAT and penalty fee for the year 2000 and on 13 July 2006 for VAT and penalty fees for the years 2001 and 2002. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at 30 September 2006.

Dispute on ongoing license fee and universal service fund payment based on the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is valid after Danistay’s approval on 10 March 2006. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective. On 21 April 2006, the Company initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized started from 21 July 2005 until 10 March 2006 totalling TRY 111,316 (equivalent to $74,354 at 30 September 2006) including interest of TRY 8,667 (equivalent to $5,789 at 30 September 2006).

The above-mentioned enacted law dated 3 July 2005 also assigned Telecommunications Authority for the revision of license agreement according to new regulation. However, Telecommunications Authority did not finalize such revision in a timely manner. Therefore, on 5 May 2006, the Company has initiated a lawsuit against the Telecommunications Authority for the delay of the revision in license agreement preventing the new regulation to become effective until 10 March 2006. By this lawsuit, the Company has requested payment totalling TRY 112,317 (equivalent to $75,023 at 30 September 2006) including interest of TRY 9,668 (equivalent to $6,458 at 30 September 2006). The Company has decided to give up the request regarding the interest of TRY 9,668 (equivalent to $6,458 at 30 September 2006).

Dispute on Telecommunications Authority fee payment based on the amended license agreement

Based on the 9th article of the new license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once in a year as Telecommunications Authority Fee. However in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. However, the Court rejected the Company’s injunction request. The Company objected to the Court’s decision.

On 21 June 2006, Telecommunications Authority notified the Company that the Telecommunication Authority Fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, Telecommunications Authority requested the Company to pay additional TRY 4,011 (equivalent to $2,679 at 30 September 2006). The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of Telecommunications Authority.

Dispute on receivables from Avea regarding call termination fees

Based on the 21th article of the Access and Interconnection Regulation, the operators may retroactively apply the final call termination fees determined by Telecommunications Authority under the reconciliation procedure. Therefore, on 29 August 2006, the Company has initiated a lawsuit against Avea for the collection of its damages totaling to nominal amount of TRY 32,334 (equivalent to $21,598 at 30 September 2006) including principal, interest and penalty on late payment covering the period from 30 June 2004 until 7 July 2006 which is the announcement date of the reference call termination fees issued by Telecommunications Authority on June 2006. The case is still pending.

Dispute on validity of the General Assembly Meeting

On 21 August 2006, Sonera filed a lawsuit with an injunction request for the purpose of determination of the invalidity of our General Assembly Meeting with an ordinary agenda including dividend distribution and appointment of members of the Board of Directors, held on 22 May 2006 and the invalidity of all resolutions taken in this meeting.

29. Related parties

Transactions with key management personnel:

Key management personnel comprise of the Group’s directors and key management executive officers.

As at 30 September 2006 and 31 December 2005, none of the Group’s directors and executive officers has outstanding personnel loans from the Company.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $3,449, $2,292, $1,549 and $1,537 for the nine and three months ended 30 September 2006 and 2005, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders. The Company’s management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties and the transactions are consummated at their fair values. None of these balances is secured.

Other related party transactions:

	30 September	31 December
Due from related parties — short term	2006	2005
A-Tel	17,025	6,790
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	15,027	30,525
Baytur	10,229	5,892
ADD Production Medya AS (“ADD”)	6,494	7,169
Digital Platform	6,412	10,183
Genel Yasam Sigorta AS (“Genel Yasam”)	1,536	323
Other	6,481	5,430
	63,204	66,312

	30 September	31 December
Due from related parties — long term	2006	2005
Digital Platform	73,298	78,264
Other	—	2,630
	73,298	80,894

Substantially all of the significant due from related party balances are from Cukurova Group companies.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF, mainly resulted from dividends receivable from A-Tel. In addition to that the Company has receivables resulted from simcard and prepaid card sales to this company and payables in relation to dealer activation fees and simcard subsidies for the sale of prepaid cards.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and prepaid card sales to this company.

Due from Baytur, a company whose majority shares are owned by Cukurova Group, mainly resulted from advances given to Baytur for the construction of a residence project.

Due from ADD, a company whose majority shares are owned by Cukurova Group, mainly resulted from balances paid in advance in order to benefit from the expertise and bargaining power of ADD with third parties in media purchasing.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. On 23 December 2005, a “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group’s receivables from Digital Platform amounting to $79,710 as at 30 September 2006 in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services. $79,710 represents present value of future cash flows and services discounted using imputed interest rate. As at 30 September 2006, $73,298 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule. Besides, the Company paid $6,195 to Digital Platform within the scope of the agreement during the first nine months of 2006.

Due from Genel Yasam, a company whose majority shares are owned by Cukurova Group, mainly resulted from prepaid expenses for health and life insurances made by the Company for its employees.

As at 30 September 2006, short term and long term due from related parties denominated in currencies other than functional currency comprise $16,257 and $73,298, respectively denominated in US Dollars (31 December 2005: $15,057 and $78,264, respectively).

	30 September	31 December
Due to related parties — short term	2006	2005
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	2,433	2,099
Betting Organization Operation and Promotion Company SA (“Betting SA”)	1,034	1,265
Telia Sonera International Carrier AB (“Telia AB”)	751	1,327
Other	2,115	1,489
	6,333	6,180

Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

Due to Betting SA, whose majority shares are owned by one of the shareholders of Inteltek, resulted from the consultancy services received for the operations of Inteltek.

Due to Telia AB, whose majority shares are owned by one of the shareholders of the Company, resulted from services terminated in the network of Telia AB.

Intragroup transactions that have been eliminated are not recognized as related party in the following table.

	Nine months ended		Three months ended
	30 September	30 September	30 September	30 September
Revenues from related parties	2006	2005	2006	2005
Sales to KVK Teknoloji
Simcard, prepaid card sales	386,139	368,197	145,537	166,769
Sales to A-Tel
Simcard and prepaid card sales	182,935	229,996	30,203	89,376
Sales to Digital Platform
Call center revenues and interest charges	9,202	8,929	3,231	3,850
Sales to Millenicom Telekomunikasyon AS
Telecommunications services	8,969	—	3,533	—
Income from Yapi Kredi *
Interest income	8,661	5,461	4,703	468

* Since Cukurova Group transferred its shares in Yapi Kredi to Koc Group on 28 October 2005, Yapi Kredi is not a related party as at 30 September 2006.

	Nine months ended		Three months ended
	30 September	30 September	30 September	30 September
Related party expenses	2006	2005	2006	2005
Charges from ADD
Advertisement services	95,238	103,191	35,712	34,367
Charges from A-Tel*
Dealer activation fees and others	49,384	61,543	12,737	25,131
Charges from Betting SA
Consultancy services	12,173	5,645	5,240	2,186
Charges from Hobim
Invoicing service	10,872	7,530	4,615	2,516
Charges from KVK Teknoloji
Dealer activation fees and others	9,453	3,520	3,981	844
Charges from Baytur
Residence project	6,147	7,495	1,462	2,658
Charges from Millenicom Telekomunikasyon AS
Telecommunications services	5,953	—	1,935	—
Charges from Milleni.com
Telecommunications services	817	8,386	212	3,559

* Transactions with A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the two months ended 30 September 2006.

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal SIM card distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of SIM cards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand SIM cards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital broadcasting company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, the Cukurova Group. Digital Platform reacquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008. On 23 December 2005, “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”).

Agreements with Millenicom Telokomünikasyon Hizmetleri AS:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom Telekomunikasyon Hizmetleri AS. Millenicom Telekomunikasyon Hizmetleri AS is rendering and receiving call termination and international traffic carriage services to and from the Company.

Agreements with Yapi Kredi:

Yapi Kredi, one of the largest commercial banks in Turkey, was owned by one of the significant shareholders of the Company. Since Cukurova Group transferred its Yapi Kredi shares to Koc Group on 28 October 2005, Yapi Kredi is not a related party as at 30 September 2006. Following this transaction, ownership relationship of the Group with Yapi Kredi has been terminated. The Company also receives services from Yapi Kredi as one of its major collection channels for its postpaid subscribers. Apart from the collection accounts, the Group also invests cash into time deposits and repo transactions at Yapi Kredi, from which it earns interest income.

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, the Cukurova Group. The Company entered into a media purchasing agreement with ADD on 23 January 2002, which expired on 31 December 2002 and further extended to 31 December 2003. In 2004 and 2005, the agreement was revised again with similar terms. On 1 September 2006, a revised agreement has been signed with ADD and the validity period of the agreement has been extended to 31 August 2008. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. Additionally, ADD is a party of the sponsorship and advertisement agreements which are integral part of “Restructuring Framework Agreement” signed between the Company and Digital Platform.

Agreements with Betting SA:

Betting SA is incorporated under the laws of Greece, owned by one of the major shareholders of Inteltek. Inteltek signed a service agreement with Betting SA on 11 March 2004 to get consultancy services including; monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, operating fixed odds betting games in the most efficient manner, with integrity and securely. In consideration of such services, Betting SA receives an amount equal to 0.95% of the gross revenues of the fixed odds betting games.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

Agreements with Baytur:

The principal shareholder of Baytur, a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The agreement amount is $39,650 and the project is planned to be completed in 2008. The Company paid $9,495 in the first nine months of 2006 and $18,550 in 2005 and 2004 to Baytur within the scope of this contract.

Agreements with Milleni.com:

Milleni.com, one of the active players in the international carrier market, was a Fintur subsidiary in Germany prior to the Fintur restructuring in 2002. Currently, the Cukurova Group, one of the Company’s principal shareholders, owns Milleni.com. On 21 February 2005, Tellcom and Milleni.com has signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to Tellcom’s switch and Tellcom may convey calls to Milleni.com’s switch, in both cases, for onward transmission to their destinations. The prices vary according to the destinations.

30.  Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 30 September 2006 and 31 December 2005 is as follows:

Subsidiaries

		Ownership Interest
	Country of	30 September	31 December
Name	incorporation	2006 (%)	2005 (%)

Kibris Telekom	Turkish Republic of Northern Cyprus	100	100
Global	Turkey	100	100
Turktell Bilisim Servisleri AS	Turkey	100	100
Iyi Eglenceler	Turkey	100	100
Mapco	Turkey	100	100
Tellcom	Turkey	100	100
Turktell Uluslararası Yatirim Holding AS	Turkey	100	100
Turkcell Kurumsal Satıs ve Dagıtım Hizm AS*	Turkey	100	100
Eastasia	Netherlands	100	85
Digikids	Turkey	100	60
Corbuss Kurumsal Telekom ServisHizmetleri AS (“Corbuss”)	Turkey	99	99
Inteltek	Turkey	55	55
Bilyoner**	Turkey	55	55
Euroasia	Netherlands	55	54
Astelit	Ukraine	55	54
DCC***	Ukraine	—	54

*	31 December 2005: Hayat Boyu Egitim AS
**	31 December 2005: Libero Interaktif Hizmetleri AS
***	Merger of DCC and Astelit has been completed in August 2006.

31.  Subsequent event

(a) On 8 November 2006, Board of Directors of the Company adopted a resolution for the blank endorsement of a portion of the Company’s shares owned by Cukurova Investment N.V. and Cukurova Holding A.S with nominal amounts of TRY 63,591.8 (equivalent to $42,477 at 30 September 2006) and TRY 64,720.5 (equivalent to $43,231 at 30 September 2006), respectively. The shares may be sold through an offering in the form of ordinary shares (“Secondary Offering”). A Registration Statement relating to these shares has been or will be filed with the SEC. The Company will not be receiving any proceeds from this offering.

32.  Explanation of transition to IFRSs

The Group issued its first consolidated interim financial statements as of and for three months ended 31 March 2006 for part of the period covered by the first IFRS annual consolidated financial statements prepared in accordance with IFRS.

a) Revenues:

In accordance with US GAAP, revenues, gross profit, and selling and marketing expenses were reduced due to the standards issued by the Emerging Issues Task Force (“EITF”) which operates at the direction of the Financial Accounting Standards Board (FASB) that addressed the extent to which different types of payments or benefits to retailers or customers shall be reported as reductions either in revenue or incurred as expenses. With the transition to IFRS, EITF rules are no longer applied.

b) Financial Instruments:

IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” address the accounting for, and reporting of, financial instruments. IAS 39 sets out detailed accounting requirements in relation to financial assets and liabilities. Financial assets and liabilities are stated at present value using effective interest method with charges flowing through the income statement. Under US GAAP there is no requirement for discounting in certain specified circumstances including trade receivables and payables maturing in less than one year and for borrowings.

c) Restatement of Non Monetary Items:

Under US GAAP, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at exchange rates prevailing at balance sheet dates. All foreign exchange adjustments resulting from translation of financial statements into US dollars are included in determination of net income whereas under IFRS, when the functional currency is the currency of a hyperinflationary economy, the reported revenues, costs, capital and non monetary assets and liabilities are recognized based on IAS 29 principles in terms of the measuring unit current at the balance sheet date. Depreciation and amortization, monetary gain/(loss) accounts are also affected by these accounting differences.

As hyperinflationary conditions in Turkey no longer existed starting from 1 January 2006, TRY has been treated as a more stable currency since that time and the financial statements of the Company and those of the subsidiaries located in Turkey and Turkish Republic of Northern Cyprus prepared in accordance with IFRSs are not required to be adjusted for hyperinflationary accounting.

d) Deferred Tax:

Distinctions arise in deferred tax calculation due to the accounting methodology differences between US GAAP and IFRS standards.

e) Share of earnings in associates and minority interest:

The Group’s share of net income of its associate is determined using the equity method and is based on financial statements of the investee’s prepared in accordance with IFRS. The reconciliation item reflects adjustments for the difference between IFRS and US GAAP relating to the separate financial statements of subsidiaries and the associate.

f) Change in presentation:

Amounts within the reconciliations for the nine months ended 30 September 2005, for the year ended 31 December 2005 and shareholder’s equity as at 30 September 2005, 31 December 2005 and 31 December 2004 have been reclassified to provide comparability. The reclassification does not have an effect on net income under IFRS.

Reconcilition of US GAAP Consolidated Financials to IFRS Consolidated Financials as at 31 December 2004

USGAAP Format	USGAAP	Note	Measurement and Recognition Differences	Presentation Differences	IFRS	IFRS Format

						Assets
FIXED ASSETS, net	1,061,268	c	652,176	222,983	1,936,427	Property, plant and equipment
INTANGIBLES, net	881,511	c	442,749	8,557	1,332,817	Intangible assets
INVESTMENTS	197,760	e	43,814	(22,619)	218,955	Investments in associates
HELD TO MATURITY SECURITIES	10,266	b, c	5,316	22,619	38,201	Other investments
DUE FROM RELATED PARTIES	65,971	b	(12)	—	65,959	Due from related parties
OTHER LONG TERM ASSETS	1,624	b, c	4,241	6,482	12,347	Other non-current assets
DEFERRED TAX ASSETS	80,163	d	64,817	—	144,980	Deferred tax assets
CONSTRUCTION IN PROGRESS	230,191		—	(230,191)	—
PREPAID EXPENSES	6,482		—	(6,482)	—
GOODWILL	1,349		—	(1,349)	—
Total non-current assets	2,536,585				3,749,686	Total non-current assets

Inventories	13,007	c	(275)	—	12,732	Inventories
Held to maturity securities	45,329		—	—	45,329	Other investments
Due from related parties	103,948	b	(3,576)	—	100,372	Due from related parties
Trade receivables and accrued income, net	271,792	b	(6,008)	—	265,784	Trade receivable and accrued income
Other current assets	325,741	b, c	2,295	23,685	351,721	Other current assets
Cash and cash equivalents	763,821	b	1,110	—	764,931	Cash and cash equivalents
Deferred tax assets	277,589	d	(277,589)	—	—	Deferred tax assets
Prepaid expenses	23,685		—	(23,685)	—
Total current assets	1,824,912				1,540,869	Total current assets

Total assets	4,361,497				5,290,555	Total assets

						Equity
Common stock	636,116	c	571,026	—	1,207,142	Issued capital
Additional paid in capital	178	c	237	—	415	Share premium
Legal reserves	42,501	c	(8,223)	2,244	36,522	Reserves
Retained earnings	1,304,478	c	365,925	—	1,670,403	Retained earnings
Accumulated other comprehensive income	2,244		—	(2,244)	—
Total shareholders' equity	1,985,517				2,914,482	Total equity attributable to equity holders of the parent

		e	1,470	64,044	65,514	Minority interest

					2,979,996	Total equity

						Liabilities
LONG TERM BORROWINGS	266,447	b	(8,306)	3,284	261,425	Interest bearing loans and borrowings
RETIREMENT PAY LIABILITY	12,875		—	—	12,875	Employee benefits
OTHER LONG TERM LIABILITIES	7,813	b	(582)	—	7,231	Other non-current liabilities
TRADE PAYABLES	213,740		—	—	213,740	Trade payables
DEFERRED TAX LIABILITIES	11,757	d	(464)	—	11,293	Deferred tax liabilities
LONG TERM LEASE OBLIGATIONS	3,284		—	(3,284)	—
MINORITY INTEREST	64,044		—	(64,044)	—
Total non-current liabilities	579,960				506,564	Total non-current liabilities

Short term borrowings	549,079	b	34,602	13,798	597,479	Interest bearing loans and borrowings
Taxes payable	99,939		—	—	99,939	Income taxes payable
Due to related parties	6,711	b	(560)	—	6,151	Due to related parties
Trade payables	616,816	b	(1,590)	—	615,226	Trade payables
		b	(433)	30,985	30,552	Provisions
Other current liabilities and accrued expenses	523,475	b	(24,044)	(44,783)	454,648	Other current liabilities
Total current liabilities	1,796,020				1,803,995	Total current liabilities

					2,310,559	Total liabilities
Total equity and liabilities	4,361,497				5,290,555	Total equity and liabilities

Reconcilition of US GAAP Consolidated Financials to IFRS Consolidated Financials as at 30 September 2005

USGAAP Format	USGAAP	Note	Measurement and Recognition Differences	Presentation Differences	IFRS	IFRS Format

						Assets
FIXED ASSETS, net	1,078,174	c	613,131	478,405	2,169,710	Property, plant and equipment
INTANGIBLES, net	849,580	c	467,848	1,349	1,318,777	Intangible assets
INVESTMENTS	243,772	e	49,356	(22,609)	270,519	Investments in associates
HELD TO MATURITY SECURITIES	—	b, c	7,363	22,609	29,972	Other investments
DUE FROM RELATED PARTIES	64,931	b	(11)	—	64,920	Due from related parties
OTHER LONG TERM ASSETS	2,057	c	580	13,305	15,942	Other non-current assets
DEFERRED TAX ASSETS	4,279	d	(30,231)	—	(25,952)	Deferred tax assets
CONSTRUCTION IN PROGRESS	478,405		—	(478,405)	—
PREPAID EXPENSES	13,305		—	(13,305)	—
GOODWILL	1,349		—	(1,349)	—
	2,735,852				3,843,888	Total non-current assets

Inventories	9,199	c	550	—	9,749	Inventories
Held to maturity securities	10,164		1	14,455	24,620	Other investments
Available for sale securities	12,667		—	(12,667)	—
Held for trading securities	1,788		—	(1,788)	—
Due from related parties	70,957	b	(1,893)	—	69,064	Due from related parties
Trade receivables and accrued income, net	372,376	b	(6,476)	—	365,900	Trade receivable and accrued income
Other current assets	86,300	b, c	422	69,465	156,187	Other current assets
Cash and cash equivalents	641,888	b	3,011	—	644,899	Cash and cash equivalents
Deferred tax assets	118,762	d	(118,762)	—	—	Deferred tax assets
Prepaid expenses	69,465		—	(69,465)	—
	1,393,566				1,270,419	Total current assets

	4,129,418				5,114,307	Total assets

						Equity
Common stock	636,116	c	831,105	—	1,467,221	Issued capital
Additional paid in capital	178	c	265	—	443	Share premium
Legal reserves	92,414	c	(14,739)	3,521	81,196	Reserves
Retained earnings	1,741,914	c	167,538	—	1,909,452	Retained earnings
Accumulated other comprehensive income	3,521		—	(3,521)	—
	2,474,143				3,458,312	Total equity attributable to equity holders of the parent

		e	1,564	78,132	79,696	Minority interest

					3,538,008	Total equity

						Liabilities
LONG TERM BORROWINGS	107,877	b	(7,272)	354	100,959	Interest bearing loans and borrowings
RETIREMENT PAY LIABILITY	15,505		(1)	—	15,504	Employee benefits
OTHER LONG TERM LIABILITIES	7,563	b	(963)	—	6,600	Other non-current liabilities
TRADE PAYABLES	—		—	—	—	Trade payables
DEFERRED TAX LIABILITIES	2,357	d	895	—	3,252	Deferred tax liabilities
LONG TERM LEASE OBLIGATIONS	354		—	(354)	—
MINORITY INTEREST	78,132		—	(78,132)	—
	211,788				126,315	Total non-current liabilities

Short term borrowings	423,605	b	16,025	4,038	443,668	Interest bearing loans and borrowings
Taxes payable	81,702		—	31,853	113,555	Income taxes
Due to related parties	4,327	b	(194)	—	4,133	Due to related parties
Trade payables	417,428	b	(1,341)	—	416,087	Trade payables
	—	b	(944)	11,812	10,868	Provisions
Other current liabilities and accrued expenses	484,572	b	(7,049)	(15,850)	461,673	Other current liabilities
Provision for income taxes	31,853		—	(31,853)	—
	1,443,487				1,449,984	Total current liabilities

	1,655,275				1,576,299	Total liabilities
	4,129,418				5,114,307	Total equity and liabilities

USGAAP Format	USGAAP	Note	Measurement and Recognition Differences	Presentation Differences	IFRS	IFRS Format

Revenues	3,193,121	a,c	258,255	—	3,451,376	Revenue
Direct cost of revenues	(1,750,529)	c	(279,012)	—	(2,029,541)	Cost of sales
Gross Profit	1,442,592				1,421,835	Gross profit

		c	(2,834)	6,238	3,404	Other operating income
Selling and marketing expenses	(348,628)	a,c	(136,616)	—	(485,244)	Selling and marketing expenses
General and administrative expenses	(107,869)	c	(4,539)	—	(112,408)	Administrative expenses
		c			—	Other operating expense
Operating income	986,095				827,587	Operating profit before financing costs
Income (expense) from related parties, net	857		—	(857)	—
Interest income	101,745	b,c	7,701	—	109,446	Financial income
Interest expense	(130,162)	b,c	(12,472)	(8,402)	(151,036)	Financial expense
Other income, net	5,381		—	(5,381)	—
Equity in net (loss) income of unconsolidated investees	45,334		—	(45,334)	—
Minority interest in income of consolidated subsidiaries	6,019		—	(6,019)	—
Translation loss	(8,402)	c	—	8,402	—
	1,006,867				(41,590)	Net financing costs

		e	869	45,334	46,203	Share of profit of associates
Income (loss) before taxes	1,006,867				832,200	Profit before tax

		c	(10,276)	—	(10,276)	Loss /gain on net monetary position,net
					821,924	Profit before tax

Income tax benefit (expense)	(337,342)	d	61,753	—	(275,589)	Income tax expense
Net income	669,525				546,335	Profit for the period

						Attributable to:
					552,740	Equity holders of the parent
		e	(386)	(6,019)	(6,405)	Minority interest
					546,335	Profit for the period

Reconciliation of USGAAP Consolidated Financials to IFRS Consolidated Financials as at 31 December 2005

USGAAP Format	USGAAP	Note	Measurement and Recognition Differences	Presentation Differences	IFRS	IFRS Format

						Assets
FIXED ASSETS, net	1,224,543	c	528,792	389,375	2,142,710	Property, plant and equipment
INTANGIBLES, net	871,362	c	426,693	—	1,298,055	Intangible assets
INVESTMENTS	266,198	e	46,823	(22,609)	290,412	Investments in associates
	—	b,c	6,786	22,609	29,395	Other investments
DUE FROM RELATED PARTIES	80,906	b	(12)	—	80,894	Due from related parties
OTHER LONG TERM ASSETS	2,440	c	157	13,879	16,476	Other non-current assets
DEFERRED TAX ASSETS	306	d	2,634	—	2,940	Deferred tax assets
CONSTRUCTION IN PROGRESS	389,375		—	(389,375)	—
PREPAID EXPENSES	13,879		—	(13,879)	—
Total non-current assets	2,849,009				3,860,882	Total non-current assets

Inventories	9,198	c	(288)	—	8,910	Inventories
Held to maturity securities	10,191		148	12,948	23,287	Other investments
Due from related parties	67,327	b	(1,015)	—	66,312	Due from related parties
Trade receivables and accrued income, net	324,611	b	(3,509)	—	321,102	Trade receivable and accrued income
Other current assets	106,453	b,c	(12,966)	32,964	126,451	Other current assets
Cash and cash equivalents	795,091	b	13,062	—	808,153	Cash and cash equivalents
Deferred tax assets	192,731	d	(192,731)	—	—	Deferred tax assets
Prepaid expenses	38,029		—	(38,029)	—
Available for sale securities	12,948		—	(12,948)	—
Total current assets	1,556,579				1,354,215	Total current assets

Total assets	4,405,588				5,215,097	Total assets

						Equity
Common stock	636,116	c	802,850	—	1,438,966	Issued capital
Additional paid in capital	178	c	256	—	434	Share premium
Legal reserves	92,414	c	(74,510)	66,686	84,590	Reserves
Retained earnings	1,983,316	c	180,358	(61,137)	2,102,537	Retained earnings
Accumulated other comprehensive income	5,549		—	(5,549)	—
Total shareholders' equity	2,717,573				3,626,527	Total equity attributable to equity holders of the parent

		e	1,367	62,427	63,794	Minority interest

					3,690,321	Total equity

						Liabilities
LONG TERM BORROWINGS	82,848	b	(3,692)	9	79,165	Interest bearing loans and borrowings
RETIREMENT PAY LIABILITY	16,707		(107)	—	16,600	Employee benefits
OTHER LONG TERM LIABILITIES	7,623	b	(1,206)	—	6,417	Other non-current liabilities
DEFERRED TAX LIABILITIES	185,297	d	(95,333)	—	89,964	Deferred tax liabilities
LONG TERM LEASE OBLIGATIONS	9		—	(9)	—
MINORITY INTEREST	62,427		—	(62,427)	—
Total non-current liabilities	354,911				192,146	Total non-current liabilities

Short term borrowings	564,503	b	14,080	(478)	578,105	Interest bearing loans and borrowings
Taxes payable	60,864		—	—	60,864	Income Taxes Payable
Due to related parties	5,774	b	406	—	6,180	Due to related parties
Trade payables	137,775	b	(538)	—	137,237	Trade payables
	—	b	(571)	33,564	32,993	Provisions
Other current liabilities and accrued expenses	564,188	b	(8,787)	(38,150)	517,251	Other current liabilities
Total current liabilities	1,333,104				1,332,630	Total current liabilities

					1,524,776	Total liabilities
Total equity and liabilities	4,405,588				5,215,097	Total equity and liabilities

USGAAP Format	USGAAP	Note	Measurement and Recognition Differences	Presentation Differences	IFRS	IFRS Format

Revenues	4,268,492	a,c	259,488	—	4,527,980	Revenue
Direct cost of revenues	(2,390,977)	c	(310,588)	—	(2,701,565)	Cost of sales
Gross Profit	1,877,515				1,826,415	Gross profit

		c	1,612	13,791	15,403	Other operating income
Selling and marketing expenses	(488,659)	a,c	(211,842)	—	(700,501)	Selling and marketing expenses
General and administrative expenses	(152,025)	c	(2,010)	—	(154,035)	Administrative expenses
		c	2,561	(7,462)	(4,901)	Other operating expenses
Operating income	1,236,831				982,381	Operating profit before financing costs
Income (expense) from related parties, net	1,145	c	—	(1,145)	—
Interest income	138,918	b,c	3,733	—	142,651	Financial income
Interest expense	(147,367)	b,c	(19,011)	—	(166,378)	Financial expense
Other income, net	5,183		—	(5,183)	—
Equity in net (loss) income of unconsolidated investees	67,599		—	(67,599)	—
Minority interest in income of consolidated subsidiaries	24,335		—	(24,335)	—
Translation loss	(8,320)	c	8,320	—	—
	1,318,324				(23,727)	Net financing costs

		e	635	67,599	68,234	Share of profit of associates
Income (loss) before taxes	1,318,324				1,026,888	Profit before tax

		c	11,037	—	11,037	Loss /gain on net monetary position,net
					1,037,925	Profit before tax

Income tax benefit (expense)	(407,397)	d	116,925	—	(290,472)	Income tax expense
Net income	910,927				747,453	Profit for the period

						Attributable to:
					772,246	Equity holders of the parent
		e	(458)	(24,335)	(24,793)	Minority interest
					747,453	Profit for the period

Explanation of material adjustments to the cash flow statements for nine months ended 30 September 2006 and 2005:

For the nine months ended 30 September 2006, non monetary assets and liabilities recognized based on IAS 29 principles in terms of the measuring unit current at the balance sheet date is presented under effect of indexation for hyperinflation in the consolidated interim statement of cash flow under IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 8, 2006	By:	/s/ Koray Ozturkler
	Name:	KORAY OZTURKLER
	Title:	Head of Investor Relations

Date: November 8, 2006	By:	/s/ Ferda Atabek
	Name:	FERDA ATABEK
	Title:	Investor Relations Officer